                                               Filed Pursuant to Rule 424(b)(1)
                                               Registration No. 33-76286
AMENDED PROSPECTUS

                                1,580,432 SHARES

                               MPSI SYSTEMS INC.

                                  COMMON STOCK
                               (PAR VALUE $0.05)

     All of the shares of $0.05 par value Common Stock ("Common Stock") offered hereby are being sold for the account of certain security holders ("Selling Stockholders") of MPSI Systems Inc. ("MPSI" or the "Company"), including certain security holders owning five percent or more of the Company's Common Stock ("Significant Stockholders"). The Company will not receive any proceeds from this offering. The Company's President owns or controls approximately 42% of the outstanding Common Stock.

     SEE "RISK FACTORS" FOR A DISCUSSION OF RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR
     ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

===============================================================================================
                                                              UNDERWRITING
                                             PRICES TO       DISCOUNTS AND     PROCEEDS TO THE
                                               PUBLIC        COMMISSIONS(2)       COMPANY(3)
-----------------------------------------------------------------------------------------------
Per Share................................ Prevailing Market
                                              Value(1)       Not Applicable    Not Applicable
===============================================================================================

(1) The shares will be sold at prevailing prices from time to time by the Selling Stockholders. See "Plan of Distribution." The Common Stock of the Company is traded on the NASDAQ SmallCap Market(TM) under the symbol "MPSI". On December 5, 1996, the per share bid and offer quotations for the Common Stock were $2.50 and $3.50, respectively. See "Market Information for MPSI Common Stock."

(2) There is no underwriter with respect to this offering and each Selling Stockholder will be determining the timing of sales of shares made pursuant hereto. Broker-Dealers acting as agents for Selling Stockholders in effecting sales hereunder will realize usual and customary brokerage commissions.

(3) The Company will realize no proceeds from this offering. The expenses of this offering, estimated to be approximately $250,000, inclusive of the registration fee for the shares, are being paid by the Company.

     It is anticipated that the Selling Stockholders may from time to time sell all or a part of the shares of Common Stock covered by this Amended Prospectus ("Prospectus") in ordinary brokerage or principal transactions at prices prevailing at the time of sale. Upon any sale of the shares of Common Stock offered hereby, Selling Stockholders, brokers executing sales orders on their behalf and dealers to whom such persons or entities may sell such shares may, under certain circumstances, be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "1933 Act").

     BROKER-DEALERS EFFECTING SALES OF SHARES OF COMMON STOCK PURSUANT TO THIS PROSPECTUS SHOULD CAREFULLY REVIEW THE RESTRICTIONS ON THE USE HEREOF AND THE MANNER OF SELLING AS DESCRIBED IN "PLAN OF DISTRIBUTION."

            The date of this Amended Prospectus is January 13, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such periodic reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company, and the address of such web site is http:www.sec.gov.

     The Company's Common Stock is traded on The NASDAQ SmallCap Market(TM). Reports and other information pertaining to the Company may be inspected at the NASD Public Reference Room located at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information pertaining to the Company and Common Stock, reference is made to such Registration Statement and the exhibits and schedules thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Public Reference Section of the Commission at prescribed rates.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and the Consolidated Financial Statements, including notes, appearing elsewhere in this Prospectus.

THE COMPANY

     The Company develops and markets proprietary computer applications software and related geographically specific information data bases used by petroleum companies and other multi-outlet retailers for strategic planning in specified geographic market areas. Together, this software and the related data bases construct a mathematical model of a retail market, allowing the Company's clients to anticipate changes in both the supply and demand variables of that market in order to forecast profitability of retail outlets. Clients use the Company's retail planning software and related services to forecast the sales volumes and, ultimately, the profitability of retail site locations, to make decisions relating to site selection, divestiture and remodeling, and to evaluate competitive strategies, such as pricing, use of credit cards and product line expansion. To date the primary users of the Company's services have been major petroleum companies with extensive worldwide retail networks. Most of the Company's revenues are derived from clients who have entered into multi-year software license agreements and who subsequently purchase related market data bases. The Company also provides consulting services and informational services, such as consumer and other research, data base management of geographic and tabular data files and retail outlet surveys. See "Business."

     The Company was previously named "The MPSI Group Inc." On October 24, 1983, its name was changed to "MPSI Systems Inc." The Company's principal executive offices are located at 8282 South Memorial Drive, Tulsa, Oklahoma 74133 and its telephone number is (918) 250-9611. As used in this Prospectus, the terms "Company" and "MPSI" mean MPSI Systems Inc. and each of its subsidiaries and predecessors unless the context indicates otherwise.

THE OFFERING

     This Prospectus relates to 1,580,432 shares of Common Stock that may be offered and sold from time to time by the Selling Stockholders who acquired such shares in a private placement and recapitalization of the Company which closed on September 29, 1993. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Plan of Distribution." In addition to other information in this Prospectus, prospective investors should carefully consider matters discussed under "Risk Factors" before making an investment.

                         SELECTED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                1996       1995       1994       1993       1992
                                               -------    -------    -------    -------    -------
OPERATING DATA:
  Revenues.................................... $21,745    $23,437    $19,872    $19,524    $25,313
  Income (loss) from continuing operations....    (623)     2,029      1,956       (939)    (5,567)
  Net income (loss)...........................    (623)     2,029      1,474      1,560     (5,581)
  Income (loss) per share from continuing
     operations...............................    (.23)       .72        .71       (.94)     (6.53)
  Net income (loss) per share.................    (.23)       .72        .53       1.56      (6.54)
BALANCE SHEET DATA:
  Total assets................................ $10,319    $12,924    $ 9,734    $10,040    $14,861
  Long-term debt..............................      --         --         --         --      2,620
  Noncurrent deferred revenue.................   1,342      1,961      1,068      1,453      2,602
  Other noncurrent liabilities................     177        220        349        252      2,429

     Operating data prior to fiscal year 1994 has been restated giving effect to discontinued operations of the Retail Systems, Inc. ("RSI") subsidiary. See Note 2 to Consolidated Financial Statements. All share and per share data for all periods presented reflect the reverse stock split which occurred on November 18, 1993.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective purchasers should carefully consider the following risk factors relating to the Company and its Common Stock before making an investment.

HISTORY OF LOSSES

     The Company experienced losses from continuing operations in three of its five most recent fiscal years of $.6 million, $.9 million, and $5.6 million for the fiscal years ending September 30, 1996, 1993 and 1992. There can be no assurance that the Company will not suffer losses again in the future.

ABSENCE OF A PUBLIC MARKET

     Although the shares will be registered and freely tradeable in the public market, there may not be a ready market for the shares. The Company's Common Stock was listed on the NASDAQ Small Cap Market(SM) effective September 26, 1995 but the trading volume is low.

COMMON STOCK RESTRICTIONS LIMITING TAKEOVER POTENTIAL

     The President of the Company, Ronald G. Harper, owns or controls approximately 42% of the Company's outstanding stock. An additional 45% is owned by five participants in a 1993 recapitalization transaction. Concentration of ownership in so few a number of stockholders could also result in such owners' interests not being aligned with the interests of the smaller stockholders in areas of corporate operations and governance. Among other matters, these stockholders will control the outcome of all elections of directors.

OTHER ANTI-TAKEOVER MATTERS

     The Company's Certificate of Incorporation and Bylaws contain provisions which may discourage certain types of transactions involving an actual or threatened change of control of the Company that a stockholder might consider to be in the stockholder's best interest, including provisions that: (i) permit the Company's Board of Directors, without stockholder approval, to issue Preferred Stock and Junior Common Stock and, at the time of issuance, to fix the designations, rights, preferences and limitations of such stock, which could include dilution of voting power of the Common Stock offered hereby, and (ii) provide for removal of directors only with cause and upon vote of a majority of the voting stock of the Company. In addition, as a corporation organized under the laws of the State of Delaware, the Company is subject to Delaware laws restricting certain business combinations absent "super majority" approvals by noninterested stockholders, among other restrictions. The existence or threat of implementation of one or more of these anti-takeover mechanisms could have an adverse impact on the market price of the Common Stock. See "Description of Capital Stock -- Certain Effects of Authorized but Unissued Stock,"
"-- Certificate of Incorporation and Bylaws" and "-- Delaware Takeover Statute."

SHARES ELIGIBLE FOR RESALE

     There are approximately 2,794,000 total shares of Common Stock outstanding as of the date of this Prospectus. Of these shares, 1,580,432 are covered by this Prospectus, meaning 57% is available for sale in the public market under this Prospectus. All 2,794,000 shares are eligible for immediate sale in the public market, except that affiliates of the Company may generally sell their shares not covered by this Prospectus in the public market only in compliance with the restrictions contained in Rule 144 adopted by the Commission pursuant to the 1933 Act. Accordingly, no assurance can be given that the eligibility of such number of shares for sale will not have an adverse impact on the market price of the Common Stock. Sales of substantial amounts of Common Stock of the Company in the public market pursuant to and subsequent to this offering could adversely affect the prevailing market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities.

MARKET OVERHANG

     Because the sales pursuant to this Prospectus will not be effected through an underwriter, there will be a substantial number of shares available for sale on the market at one time without any control over the timing or volume of sales by the Company or any third party. The Company cannot foresee the impact of such potential sales on the market, but it is possible that if attempts are being made to sell a significant percentage of such available shares within a short period of time, the effect on the market may be negative. It is also doubtful whether or not the market for the Common Stock could absorb such a large number of shares in a short period of time, regardless of the price at which the same might be offered. Even if a substantial number of sales are not effected within a short period of time, the mere existence of this "market overhang" could have a negative effect on the market for the Common Stock and the Company's future ability to conduct any equity financing. The potential effect of the market overhang is of greater significance since September 29, 1996 when resale restrictions previously applicable to the Significant Stockholders expired.

REVENUE CONCENTRATION

     The Company is dependent on the petroleum industry for substantially all of its revenues. Listed individual petroleum industry customers have accounted for 10% or more of MPSI consolidated revenues in at least one of the three years 1996, 1995, or 1994 as follows (in millions of dollars):

                                             1996                   1995                   1994
                                       ----------------       ----------------       ----------------
                                       AMOUNT        %        AMOUNT        %        AMOUNT        %
                                       ------       ---       ------       ---       ------       ---
Exxon/Esso/Imperial..................   $6.3         29        $4.4         19        $3.8         19
Texaco/Caltex........................   $2.7         12        $1.3          6        $3.0         15
Shell................................   $1.5          7        $2.8         12        $2.1         11
Amoco................................   $2.1         10        $2.5         11        $1.4          7

     The Company would be adversely affected if several petroleum industry clients curtailed their usage of MPSI products.

FOREIGN OPERATIONS

     Substantial portions of the Company's sales are to foreign affiliates of multi-national oil companies and such sales are denominated primarily in either Singapore Dollars or British Pounds. Additionally, the Company has entered into multi-year market study commitments with some of those foreign clients. The studies are generally produced in the United States. These business activities expose the Company to risks associated with changes in the value of the foreign currencies in which the sales prices are denominated. The Company recorded transaction gains of $146,000, $638,000, and $8,000 in fiscal years 1996, 1995, and 1994, respectively. In Brazil, which has traditionally experienced hyper-inflationary conditions, the Company's practice is to reduce the related currency risk, when possible, by structuring such transactions so that a substantial portion of the sale price is payable in U.S. dollars and a relatively smaller portion is payable in the client's local currency.

     The Company continually monitors applicable changes in regulatory requirements, tax laws and intellectual property laws in the various countries where it does business. As many of such laws are patterned after United States or United Kingdom laws, compliance generally does not place an abnormal burden on the Company, although certain costs are attached to compliance. The intellectual property laws of certain countries do not provide the same protection as do laws of the United States. The Company relies on its confidentiality agreements with clients as additional product protection in such instances. The Company is unaware of any breach in product security since its inception.

     There is a risk that adverse changes in regulatory, tax, trade or intellectual property laws might affect the Company's foreign operations. However, the countries in which the Company operates have exhibited relatively stable economic, legal and taxation environments. In many instances, treaties have been negotiated by the United States governing taxation and intellectual property further reducing exposure to adverse changes. The Company has not experienced any significant negative impact on its business as a result of the risks noted above. Considering the countries in which the Company conducts foreign operations and the level of investment in those countries, management does not expect any material adverse consequences to its business as a result of these risks.

WORKING CAPITAL AND LIQUIDITY

     At September 30, 1996 and 1995, the Company's balance sheets reflected working capital (current assets less current liabilities) of $1,390,000 and $1,948,000, respectively. The Company's clients have traditionally provided working capital through advance payments for market studies and software licenses resulting in recognition of deferred revenues. Although reflected in part as current liabilities, these deferred revenues do not require a commensurate cash outlay due to inherent profit components. Management expects the Company to meet its obligations as they mature from operating cash flows.

     Approximately 45% of the Company's consolidated assets at September 30, 1996 are represented by unbilled receivables derived from two principal sources:

     - Included in trade receivables are unbilled receivables which represent market study revenues recognized under the percentage-of-completion method in excess of amounts billed. These unbilled amounts will generally be billable within 12 months upon completion of the respective studies. No significant collection difficulties are anticipated.

     - Long-term receivables, including the current portion thereof, are related to noncancelable software license agreements which generally encompass a five-year term. When collection is probable, licensing revenue is recognized at the later of contract execution or software delivery (the portion of such contracts related to service and maintenance is deferred and recognized ratably or as earned over the contract term). Since the agreements allow annual payments by the client, the unbilled balance of some contracts is as much as four years' future billings. The Company's typical clients for these license agreements are large corporations in the petroleum industry which have significant financial resources. The Company has historically experienced virtually no bad debt expense related to software licenses and, accordingly, considers collection of the contract amounts to be probable (although the "collectibility" is regularly evaluated on a contract-by-contract basis).

MARKET FACTORS

     Economic conditions throughout the world have varying degrees of impact on the Company's products. For example, oil prices, unsettled economic conditions and retail consolidation efforts in the petroleum industry worldwide continued to affect the Company's volume of new business in fiscal year 1996. The Company is unable to predict the extent to which the continuance of current conditions in the petroleum industry will affect its business. However, the Company's software and services are intended for use by its clients to promote the efficiency of their operations, including the divestiture of uneconomical outlets as well as the selective acquisition of additional retail sites, and therefore should have appeal even in adverse economic times.

     The Company's operating cycle and cash flow are driven principally by the timing of client orders for market studies. Many North American petroleum clients budget on a calendar year basis. Consequently, MPSI generally receives a concentration of orders in December through February from such clients. Many European and Pacific Rim clients operate on March 31 fiscal periods resulting in significant orders during the period May through June. The timing of market study production and the resulting revenues are subject to a degree of fluctuation. Quarterly revenues can also be impacted by the timing of software license agreements. Accordingly, management believes that quarterly results may not be indicative of results for full fiscal years.

     Although the Company believes that it is a leader in comprehensive applications software and data base systems for multi-outlet retailers, there has recently been a worldwide trend toward product development of this type. The Company realizes this competition lies in two areas: first, in the market research staffs of petroleum companies and in potential customers who develop and manage their own software and data; and second, in consulting and research companies which compete for portions of the Company's business. See "Business -- Competition."

                                USE OF PROCEEDS

     All of the proceeds from the sales of the shares offered hereby will be received by the Selling Stockholders. See "Plan of Distribution." The Company will not receive any proceeds from the sale of shares of Common Stock.

                              PLAN OF DISTRIBUTION

RESTRICTIONS ON USE OF PROSPECTUS

     This Prospectus may only be used in accordance with and sales of Common Stock effected hereunder only in compliance with the following:

          1. A Selling Stockholder may only sell or place for sale any shares of Common Stock with broker-dealers registered as such with the National Association of Securities Dealers, Inc. ("NASD") who are in good standing with such organization. In connection with any such sales, the Selling Stockholder shall deliver to the broker all necessary information to allow the broker to comply with the prospectus delivery and other requirements of applicable law in connection with any such sale. The agreement with the Selling Stockholder's selling agent must contain all usual and customary provisions including, without limitation, the obligation to (i) comply with all applicable rules of the NASD, (ii) provide no additional information and make no representations other than those contained in the Prospectus,
     (iii) comply with applicable rules and regulations, and (iv) otherwise comply with the requirements for the use of the Prospectus and the sale of Common Stock thereunder imposed hereby and by applicable law.

          2. No information or offering materials other than the Prospectus, as it may be amended or supplemented, may be used by a Selling Stockholder or broker-dealer in effecting sales hereunder.

          3. As the Registration Statement will be maintained effective by the Company for an undetermined period of time, it will be necessary for the Company to supplement and amend the Registration Statement and the Prospectus from time to time. Upon notice from the Company that any such supplement or amendment is necessary, a Selling Stockholder shall cease any effort to sell any shares of Common Stock offered for sale pursuant to the Registration Statement, and shall cause any selling agent to cease all sales efforts, and will not so sell any such shares of Common Stock until he has received the supplemental or amended prospectus and delivered a copy of the same to any prospective purchaser or broker effecting any such sale, as required by law.

          4. The Selling Stockholder will bear all commissions, transfer taxes, fees and disbursements of counsel, if any, and all other expenses directly related to his or her sale of Common Stock hereunder.

          5. No broker-dealer selling shares of Common Stock hereunder shall be compensated at other than usual and customary broker rates.

          6. From and after the time any shares of Common Stock are deposited with a selling agent for sale hereunder and until the agreement with such selling agent is terminated and all certificates representing unsold shares of Common Stock are returned to the Selling Stockholder, the Selling Stockholder may not sell, make any short sale of, loan or give a lien on, grant any option for the purchase of or otherwise dispose of, such shares, without the prior written consent to the selling agent.

BENEFICIAL OWNERSHIP OF SELLING STOCKHOLDERS

     This Prospectus relates to 1,580,432 shares of Common Stock that may be offered and sold from time to time by the Selling Stockholders. On September 29, 1993, the Selling Stockholders received the shares which are being offered in this Prospectus in a private placement under Section 4 (2) of the 1933 Act.

     Set forth below is information as of December 5, 1996, regarding the beneficial ownership of Common Stock by each Selling Stockholder: The information set forth in this table is based on a review by the Company of its stock record books at such date. The table assumes no other purchases of Common Stock by any of the Selling Stockholders.

                                                      SHARES                          COMMON SHARES
                                                BENEFICIALLY OWNED     NUMBER OF    BENEFICIALLY OWNED
                                               PRIOR TO OFFERING(1)     COMMON      AFTER OFFERING(2)
                                               --------------------     SHARES      ------------------
                    NAME                        NUMBER      PERCENT     OFFERED     NUMBER     PERCENT
                   ------                      ---------    -------    ---------    -------    -------
Ronald G. Harper(3)(4)(5)....................  1,118,591     40.03%      400,000    718,591     25.72%
Bank of Oklahoma, N.A........................    285,714     10.23%      285,714         --        --
The Robertson Stephens Orphan Fund...........    263,971      9.50%      182,890     81,081      2.90%
Joseph C. McNay(4)...........................    261,322      9.34%      222,222     39,100      1.40%
John C. Bumgarner, Jr.(4)....................    222,322      8.00%      222,222        100        --
Sanford Orkin................................    222,222      8.00%      222,222         --        --
Roger A. Finn(3).............................     23,238        --           222     23,016        --
Suzanne C. Huff..............................      5,000        --         5,000         --        --
Dorothy Y. Terhune...........................      4,045        --           444      3,601        --
The Donald and Yvonne Harper Living Trust....     53,800        --        10,000     43,800      1.57%
Prince P. Platner(5).........................     19,505        --         1,944     17,561        --
Shirley J. Johnson(5)........................      3,395        --           887      2,508        --
Thomas D. Gable..............................     17,777        --        17,777         --        --
Thomas F. Golden.............................      4,444        --         4,444         --        --
Michael D. Cooke.............................      4,444        --         4,444         --        --
                                               ---------               ---------    -------
Offering Totals..............................  2,509,790     89.82%    1,580,432    929,358     33.26%
                                               =========               =========    =======

---------------

(1) Unless otherwise indicated, the person named in the table has sole voting and sole investment power with respect to all Common Stock beneficially owned, subject to community property laws. Ownership percentages are presented only with respect to holdings which exceed one percent of the aggregate shares outstanding.

(2) Assumes that all of the Common Stock offered hereby is actually sold.

(3) The individual identified is an executive officer of the Company.

(4) The individual identified is a director of the Company.

(5) The individual identified is an employee of the Company.

PREVIOUS SALES

     The Registration Statement was declared effective by the Commission on July 28, 1994, and covered 1,789,270 shares of Common Stock to be offered for sale by Selling Stockholders. Since the effective date and through December 5, 1996, 208,838 of such shares were sold. Accordingly, this Amended Prospectus offers 1,580,432 shares of Common Stock and the table above as to each Selling Stockholder reflects only the shares now offered hereunder, as reduced for any previous sales under the Registration Statement, and any Selling Stockholder who has previously sold all shares originally registered for sale under the Registration Statement is no longer reflected as a Selling Stockholder in the table.

MANNER OF DISTRIBUTION

     The Selling Stockholders may sell all or a portion of the Common Stock offered by this Prospectus from time to time (i) to the public through the NASDAQ SmallCap or in the over-the-counter market, (ii) in negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale or at prices reasonably related thereto or at negotiated prices, (iii) pursuant to Rule 144, if available at the time of sale, or (iv) by a combination of the foregoing methods of sale. The Selling Stockholders may effect such transactions by selling the Common Stock to or through broker-dealers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Common Stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both. The Company is not aware as of the date of this Prospectus of any agreements between any of the Selling Stockholders and any broker-dealers with respect to the sale of the shares offered by this Prospectus. The Selling Stockholders and any broker-dealer or other agent executing sell orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the 1933 Act, in which event commissions received by any such broker-dealer or agent and profit on any resale of the Common Stock may be deemed to be underwriting commissions under the 1933 Act. Such commissions received by a broker-dealer or agent may be in excess of customary compensation.

     The Company will pay all of the costs, expenses and fees incident to the offering and sale of the shares to the public other than commissions and discounts of underwriters, broker-dealers or agents not paid by the purchasers of the shares.

     The Company has advised each of the Selling Stockholders of their obligation to comply fully with applicable securities law restrictions regarding the sale of Common Stock pursuant to this Prospectus, including the above described requirements. In addition, the Company has advised each Selling Stockholder of his or her obligation to comply fully with the anti-manipulation provisions of Rules 10b-6 and 10b-7 of the Commission adopted under the Securities Exchange Act of 1934, namely not to buy shares of Common Stock, not to solicit purchases of shares of Common Stock by others and not to engage in any stabilization transaction with respect to the price of the Common Stock to facilitate the Selling Stockholder's distribution hereunder. Each Selling Stockholder has also been advised to notify the other Selling Stockholders and the Company when such Selling Stockholder's distribution is completed.

     In effecting the sale of the shares of Common Stock offered by this Prospectus, each of the Selling Stockholders must comply with Rule 10b-6 under the Securities Exchange Act of 1934, which requires that a Selling Stockholder, as well as any person who acts in concert with such Selling Stockholder and the broker, if any, who sells the shares on behalf of such Selling Stockholder, suspend all purchases of shares of Common Stock at least nine business days prior to and during any offers and sales by such Selling Stockholder of the shares of the Common Stock offered by this Prospectus. In the case of any Selling Stockholder who is an affiliate of the Company, Rule 10b-6 also requires the Company and all persons who are in a control relationship with the Company to suspend all purchases of shares of the Company at least nine business days prior to and during any offers and sales by the affiliate Selling Stockholder of the shares of Common Stock offered by this Prospectus. The Company may require each Selling Stockholder, and his or her broker if applicable, to provide a letter that acknowledges compliance with Rule 10b-6 before authorizing the transfer of such Selling Stockholder's shares.

                          DESCRIPTION OF CAPITAL STOCK

PREFERRED STOCK

     The Company is authorized to issue up to 1,000,000 shares of Preferred Stock, $.10 par value, none of which is presently outstanding. The Board of Directors is authorized without any further vote or action by the stockholders to determine and alter the rights, preferences, privileges and restrictions, including the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms granted to or imposed upon any wholly unissued class or series of Preferred Stock, the number of shares constituting any series and the designation thereof, and to increase or decrease the number of shares of such series subsequent to the issuance of shares of such series (but not below the number of shares of such series then outstanding). The Company has no present plans to issue any of the Preferred Stock.

COMMON STOCK

     The Company is authorized to issue up to 20,000,000 shares of Common Stock. Each holder of Common Stock is entitled to one vote for each share held of record. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor and to share pro rata in any other distribution to holders of Common Stock. Upon liquidation or dissolution of the Company, subject to any prior liquidation rights of any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably, subject to the rights of holders of any Junior Common Stock then outstanding, to share in such assets on a basis up to but not exceeding the rights of the holders of Common Stock, the assets legally available for distribution to stockholders. The Common Stock has no cumulative voting, preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All the outstanding shares of Common Stock are fully paid and nonassessable. Effective September 26, 1995 MPSI's Common Stock began trading on The NASDAQ SmallCap Market(TM) under the trading symbol "MPSI".

     As of December 5, 1996, 2,793,164 shares of Common Stock were outstanding and were held of record by 930 stockholders. The Company has reserved 879,000 shares of Common Stock for future issuance pursuant to stock option plans.

JUNIOR COMMON STOCK

     The Company is authorized to issue up to 500,000 shares of a class of common shares designated Junior Common Stock, $.05 par value ("Junior Common Stock"), in one or more series, having such voting rights and preferences, redemption prices, sinking funds, convertibility provisions, liquidation and certain other rights and provisions as the Board of Directors, by action of a majority of disinterested directors, may fix in providing for the issuance of such stock without any vote or action by stockholders, except that holders of the Junior Common Stock shall not be entitled to receive dividends except share dividends paid in the same ratio as share dividends paid on the Common Stock, and in no event shall the voting rights or other rights with respect to shares of Junior Common Stock be greater than the voting or other rights with respect to shares of Common Stock. Holders of Common Stock and Junior Common Stock, if any, shall vote together as a class on all matters.

     The Company has no shares of Junior Common Stock outstanding and no present plans to issue any shares of Junior Common Stock. In the event shares of Junior Common Stock are issued in the future, it is likely that they will be subordinated to the Common Stock with respect to voting rights and liquidation preferences, and may be convertible into Common Stock upon the occurrence of certain events. If and when the Board of Directors should approve the issuance of Junior Common Stock, voting rights and redemption prices, sinking funds, convertibility provisions, liquidation and certain other rights and provisions of such an issue could decrease the amount of earnings and assets available for distribution to holders of Common Stock.

STOCKHOLDER ACTION

     Pursuant to the Company's Certificate of Incorporation, with respect to any act or action to be taken by the holders of the Common Stock the affirmative vote of the holders of a majority of the issued and outstanding Common Stock entitled to vote thereon and represented at a meeting of the stockholders at which a quorum is present is sufficient to authorize, affirm, ratify or consent to such act or action.

     The Certificate of Incorporation provides that stockholders may take certain action without the holding of a meeting by written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of the Company entitled to vote thereon. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce the corporate expense associated with annual and special meetings of stockholders. As discussed in "Risk Factors--Common Stock Restrictions Limiting Takeover Potential," six Significant Stockholders currently own or control approximately 87% of the outstanding Common Stock. Accordingly, the Significant Stockholders will be in a position to approve by written consent certain actions required or permitted to be taken by stockholders of the Company, including the election of directors. Pursuant to the rules and regulations of the Commission, if stockholder action is taken by written consent, the Company will be required to send each stockholder entitled to vote on the matter acted on, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     The Company's authorized but unissued capital stock consists of 1,000,000 shares of Preferred Stock, approximately 17,206,000 shares of Common Stock and 500,000 shares of Junior Common Stock. One of the effects of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If in the due exercise of its fiduciary obligations, for example, the Board of Directors was to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private offerings or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Certificate of Incorporation grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued entitling holders to vote separately as a class on any proposed merger or consolidation, to convert Preferred Stock into a larger number of shares of Common Stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede takeover. The issuance of shares of Preferred Stock pursuant to the Board's authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock, and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of the Company. Junior Common Stock may likewise be issued with dilutive effect on ownership, but not voting rights. The Board of Directors does not currently intend to seek stockholder approval prior to any issuance of authorized but unissued stock, unless otherwise required by law.

CERTIFICATE OF INCORPORATION AND BYLAWS

     Under Delaware law, the exclusive power to adopt, amend and repeal bylaws is conferred solely upon the stockholders unless the corporation's certificate of incorporation also confers such power upon its Board of Directors. Under the Company's Certificate of Incorporation, the Board of Directors has been granted this power. These provisions, in addition to the existence of authorized but unissued capital stock, may have the effect, either alone or in combination with each other, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

DELAWARE TAKEOVER STATUTE

     The Company is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" from engaging in a "business combination" with a Delaware corporation for three years following the date such person became an interested stockholder, unless (i) prior to the date such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the interested stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held (x) by directors who are also officers of the corporation and (y) by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of a number of extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors.

     Section 203 defines a "business combination" to include (i) any merger or consolidation involving the corporation and an interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition involving an interested stockholder of 10% or more of assets of the corporation, (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder or (v) the receipt by an interested stockholder of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In addition,
Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such an entity or person.

STOCKHOLDER REPORTS

     The Company will furnish to its stockholders annual reports containing audited financial statements reported on by independent public accountants for each fiscal year.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, Overpeck Centre, 85 Challenger Road, Ridgefield, New Jersey 07660-2108.

                                    BUSINESS

     The operations of MPSI are confined to one business segment wherein it provides decision support products and services in the form of (1) proprietary computer software, (2) geographically specific information data bases (market studies), and (3) consulting services. These products and services are designed to meet retail business planning requirements of its clients.

     From its inception in 1970 until it became a publicly-held company in 1983, the Company's decision support services were directed primarily at planning requirements for petroleum companies and other multi-outlet retailers who were concerned with retail site selection and retail network optimization. MPSI products provided computerized models of specified retail markets which enabled its clients to predict sales volumes at proposed new retail sites, while at the same time indicating the effects of each new outlet on sales volumes at both the client's and competitors' existing outlets. During this period, the Company's operations were characterized by limited geographic diversification, centralized management, centralized market study production and significant dependence on the petroleum industry.

     With the 1983 capital infusion from its initial public offering, the operating plan of the Company expanded. In order to diversify and maintain growth, management initiated programs intended to expand the Company's geographic presence and its client mix. Such programs sought to reduce MPSI's exposure to economic factors in a particular country and to lessen the percentage of its total revenues which were attributable to the petroleum industry (while maintaining steady growth in that core business). Accordingly, during the period from 1983 to 1987, MPSI expanded its European operations and opened new offices in Singapore, Japan and Brazil. This expansion led to decentralization of management and the market study production operations. In 1986, the Company acquired RSI, a company headquartered in Minneapolis, Minnesota, which offered products to retail food clients that were similar to those offered by MPSI to the petroleum industry. This acquisition combined with expanded retail planning software for banks, restaurants and governmental clients, enabled MPSI to diversify its revenue portfolio such that revenues from the petroleum industry, as a percent of total revenues, dropped from 90% in 1985 to 75% in 1988. During this period, MPSI's products continued to be directed toward site selection, although enhancements such as artificial intelligence technology moved the Company's products toward operational decision support capabilities.

     In 1988 MPSI undertook significant changes aimed at accelerating the Company's revenue growth, product expansion and diversification of its customer base. MPSI reorganized its existing business unit and acquired Execucom Systems Corporation ("ESC"). The ESC acquisition resulted in (1) a more diverse family of products including financial planning and executive information systems, (2) a greater number of client industries, and (3) an expanded international presence. Although revenues from petroleum clients continued to be important to the Company, they accounted for approximately 53% of consolidated revenues in 1990 because of the dilutive effect of ESC's non-petroleum revenues. The concurrent restructuring of the MPSI business unit resulted in the realignment of managerial responsibilities to correspond with the distinct client industries it served. This realignment centralized management responsibilities such that functional units were again controlled from the United States, regardless of where the personnel might be located. Although not brought about directly as the result of the changes noted above, in 1989 management also decided that the computer workstation should replace the mainframe computer as the Company's principal product delivery and product development hardware. This action was taken in order to reduce internal operating costs associated with the mainframe, facilitate product development and communications using workstation networks and enhance product distribution.

     The period from 1988 to 1991 was characterized by significant product development. The development activities were driven by two principal needs. The MPSI unit needed new products and services which went beyond site selection to operational decision support. The ESC unit, being in a highly competitive environment, needed to regularly upgrade existing products incorporating new technology in order to retain its maintenance revenue stream. These requirements coupled with additional marketing personnel and programs contributed to a substantial increase in the Company's debt through early 1991.

     In March 1991, effective for accounting purposes at February 28, 1991, the Company sold substantially all of the net operating assets of ESC to Comshare, Incorporated. This action was necessitated because of poor performance by the ESC unit, the weakening U.S. economy, declines in MPSI revenues due to the effects of the Persian Gulf conflict and limitations on the Company's cash resources. The sale resulted in a substantial loss on disposition, but generated approximately $4.5 million of cash which was used to reduce debt.

     Concurrent with the ESC sale, management scaled back the MPSI business unit to refocus on the core petroleum industry products and clients in order to begin liquidating the remaining debt. Additionally, the Company wrote down certain capitalized software development costs previously carried in the consolidated balance sheet which related to products developed for industries that had not met profit goals.

     The corporate restructuring initiated in 1991 eventually encompassed further restructuring throughout the three-year period ended September 30, 1993. The initial 1991 restructuring involved a 30% reduction of the work force in England, closure of the Singapore production center with termination of virtually all employees in that facility, and reduction of management personnel in the United States. Substantially all market study production and software development activities were consolidated back into the United States. Portions of these activities had been previously performed in the Company's Singapore and England offices, in addition to the U.S. corporate headquarters. In spite of the cost reductions and production streamlining achieved as the result of 1991 actions discussed above, consolidated revenues continued to decline during fiscal year 1992 forcing the Company to further reduce its work force in the United States and in England. Economic conditions continued to worsen for MPSI during fiscal year 1993. The Company again reduced its work force and overhead expenses throughout the fiscal year. Approximately 106 employees (30% of work force) were terminated or resigned, and the Company negotiated a reduction in the space occupied by its corporate headquarters. Further, the Company closed certain foreign sales offices and moved to less expensive office space in several satellite offices.

     During the fourth quarter of fiscal year 1993, the Company completed a significant recapitalization transaction and eliminated its corporate debt (other than trade payables and accrued liabilities). Among other benefits, the recapitalization allowed the Company to redirect funding from debt service to product development. Beginning in 1994 and in response to client input, MPSI committed substantial funding and development efforts toward release of a new generation of MPSI decision support products. Early versions of these products were completed for commercial release in fiscal year 1995 (see discussion of CAPS(TM), OPS(R) and PVO(R) software under "Product Development").

     During fiscal years 1994 and 1995, the Company experienced increased stability in its regional petroleum industry markets as clients, except in Europe, generally completed restructuring and focused on the retail aspects of their businesses. Although European operations continued to be sluggish, revenues in North America, South America and the Pacific Rim grew. Several U.S. oil companies who had been recently inactive with MPSI placed significant market study orders in 1994 and 1995 indicating interest in MPSI's new software products which targeted operational and pricing decision support.

     Although the petroleum industry utilization of MPSI's products had been somewhat revitalized, the Company's retail food line of business, which was serviced by RSI, never developed to the point of being a profitable endeavor and had sustained losses regularly since its acquisition. As a result, on September 1, 1994, RSI sold all of its noncash assets to Dakota Worldwide Corporation ("Dakota"), an unaffiliated third party, and the Company discontinued its services and products to that class of customer. See Note 2 to the Consolidated Financial Statements.

     Although MPSI successfully launched initial versions of new products in 1994 and 1995, such products principally were directed at the North American market. New versions of CAPS(TM) for European and South American clients were scheduled for release in the first quarter of fiscal year 1996 but were ultimately delayed approximately eight months until June 1996. The delay in release was partially attributable to MPSI's desire to accommodate client requests for additional functionality and multi-product modeling capabilities. However, a portion of the delay was attributable to MPSI's software development methodology and organizational structure. The delayed release of the two new CAPS(TM) versions significantly hampered MPSI's sales activities in the European and South American regions and contributed to the lower 1996 revenues and profitability compared to 1995. In order to address the organizational implications indicated above, MPSI undertook a significant reorganization in July 1996. The primary objectives of the reorganization were to (1) promote interdepartmental cooperation in software development, (2) improve accountability and teamwork, and (3) insure timely delivery of future software versions. Although not undertaken specifically in order to reduce staffing, the reorganization resulted in approximately an 8% staff reduction for which MPSI took a $215,000 charge against its 1996 fourth quarter earnings. Management believes that the new organizational structure positions MPSI for better quality, more timely delivery and better client service going forward.

PRODUCTS AND SERVICES

     The Company markets its services in the United States, Europe, Africa, Canada, South America, Central America, the Caribbean Basin and the Pacific Rim. See Note 8 to the Consolidated Financial Statements for financial information addressing foreign and domestic operations and export sales. Generally, the Company's marketing activities center on personal presentations to existing and prospective clients, client referrals, proposal submissions, selective mailings, limited print advertising, seminars and trade show participation. Most of the Company's clients are identified by the Company's direct sales force.

     The Company's operating cycle and cash flow are driven principally by the timing of client orders for market studies. Many North American petroleum clients budget on a calendar year basis. Consequently, MPSI generally receives a concentration of orders in December through February from such clients. Many European and Pacific Rim clients operate on March 31 fiscal periods resulting in significant orders during the period May through June. The timing of market study production and the resulting revenues are subject to a degree of fluctuation. Quarterly revenues can also be impacted by the timing of software license agreements. Accordingly, management believes that quarterly results may not be indicative of results for full fiscal years.

     Economic conditions throughout the world have varying degrees of impact on the Company's products. Volatile oil prices, unsettled economic conditions and retail consolidation affected the Company's volume of new business in fiscal 1996. The Company is unable to predict the extent to which these conditions will continue to affect its business during 1997. At present, however, the Company is realigning its products and services to increase profitability, either by evaluating alternative methods for gathering market information in order to contain future expenses or by development of ancillary products and services which will allow the Company to leverage market information through sales to companies who cannot afford a commitment to MPSI's more expensive main line products. The Company anticipates growth in Southeast Asia during fiscal 1997 and increased retail petroleum activity in the U.S. and South American markets.

     After adjustment to remove the effects of RSI, which business was discontinued in September 1994 as set forth above, approximately 97%, 96%, and 99% of revenues were derived from the petroleum industry during the fiscal years ended September 30, 1996, 1995, and 1994, respectively. In each of the fiscal years 1996, 1995 and 1994, MPSI derived revenues representing 10% or more of consolidated revenues from certain clients, together with their affiliates, as set forth below (in millions of dollars):

                                                           1996             1995             1994
                                                      --------------   --------------   --------------
                                                      AMOUNT     %     AMOUNT     %     AMOUNT     %
                                                      ------    ----   ------    ----   ------    ----
Exxon/Esso/Imperial.................................   $6.3       29    $4.4       19    $3.8       19
Texaco/Caltex.......................................   $2.7       12    $1.3        6    $3.0       15
Shell...............................................   $1.5        7    $2.8       12    $2.1       11
Amoco...............................................   $2.1       10    $2.5       11    $1.4        7

     The Company would be adversely affected if several petroleum industry clients curtailed their long-term usage of MPSI products.

     The following table shows the percentage of total revenue from continuing operations that the Company derived from various sources during each of the last three fiscal years.

               REVENUE DERIVED FROM KEY PRODUCTS AND SERVICES (%)

                                                                          1996     1995     1994
                                                                          ----     ----     ----
Data base construction (market studies).................................   71       70       65
Software licenses.......................................................    2        5       12
Software maintenance agreements.........................................    6        5        7
Consulting, educational, and other services.............................   21       20       16

     Described below are the computer applications software, information data bases and other services currently provided by the Company.

  Retail Planning

     Until 1995, the Company's primary retail planning applications software was the Retail Planning System(R) ("RPS"). See "Product Development" for discussion of three major enhancements of RPS scheduled for commercial release in fiscal years 1996 and 1997. In fiscal year 1995, MPSI released the first version of its new CAPS(TM) software for use by North American clients. This country-specific software interacts with an information data base (market study) to construct a mathematical model of a retail market. The enhanced systems support client needs in three areas:

          Short-term pricing issues are addressed by assisting the client with daily pricing decisions at retail outlets that optimize profit while maintaining target sales volumes. The system also aids with the establishment of supply/demand-balanced trade zones to reduce rapid geographic deterioration in pricing.

          Medium-term operational issues are addressed by systematic forecasting of retail sales volume changes resulting from operational changes (such as hours of operation and merchandising practices), by counselling dealers as to pricing, merchandising and operational practices and by providing territory-wide planning for anticipated retail sales volumes, pricing and operations.

          Long-term capital investment issues are addressed in the areas of (1) new retail site location where the system provides an objective measure for comparing available sites based on competition and convenience to demand,
     (2) identification of outlets to divest where the system isolates and evaluates client locations that have poor performance, (3) identification of outlets to be rebuilt by identifying sales potential to be realized by remodeling or reformatting specified outlets and (4) assessing multiple profit centers by forecasting the potential benefits of retailing complementary products and services.

     Software licensing agreements for the RPS and/or CAPS(TM) software (including ancillary products) generally have multi-year (generally five year agreements) noncancellable terms. These agreements offer the client an installment payment option requiring a payment upon execution and annual payments on the succeeding anniversary dates of the agreement. The software can be used by the client for a particular industry (such as petroleum) and a particular geographic market (such as Japan). Also, the agreement contains broad restrictions on the use and disclosure of the software by the client. See "Trademarks, Copyrights, and Licenses" below. Modifying the software typically involves changes in the weighting of various supply and demand factors or the addition of a new factor as the result of changes in the marketplace.

     MPSI provides full maintenance (postcontract customer support) services for the RPS and, where necessary, training of and consultation with client staff. Software licenses, maintenance and optional consulting services are set out separately in each multi-year license agreement. The agreement states that any company-sponsored modification to the software during the postcontract customer support period will be provided to the client at no additional cost. Prices for the CAPS(TM) software in the United States are based upon formulas which address geographical boundaries, population, number of automobiles and other factors.

Prices for the RPS and/or CAPS(TM) software applicable to foreign countries are based on a percentage of the United States pricing.

  Information Data Bases

     The Company also constructs the market study data bases that are the primary informational sources used by the retail planning software. The data base construction process involves acquisition of geographic digitized mapping, traffic counts, and demographic demand data from governmental agencies or independent suppliers, on-site survey of retail outlet supply information by MPSI personnel or contract surveyors, collation of all demographic demand and supply information into specified data layout, data editing and quality control checking, and preparation of the client-specific deliverables. Separate contracts govern each data base order by a client and generally require advance payments ranging from 35 percent to 70 percent of the total sales value. The amount of the required prepayment is determined principally by the client's delivery requirements. There is no retainage provision relative to these production-type contracts. These data bases are arranged and presented in six types of studies.

          Constantly Current Market Studies ("CCMS"). These studies are used by clients who possess a large number of retail sites and who wish to analyze market conditions and evaluate site locations in metropolitan areas on a regular basis. The supply and demand data used in this type of study is collected by the Company. This type of study provides clients with a series of consecutive data base updates over a specific time period, generally five years. Clients agree to pay for the CCMS in periodic installments. It is tailored to individual client needs, and pricing is determined in part by the number of subscribers to a particular market during the commitment period and offers clients discounts for their multi-year commitments.

          Quality Partnership Studies ("QP"). These study programs, like the CCMS studies, offer clients the opportunity to regularly update market study information on an annual basis. However, in the QP program, all clients participate in the updating process by providing regular information about changes (new outlets, new brands, rebuilt outlets, etc.) in the market. MPSI gathers information relative to these changes and updates the data base which otherwise remains unchanged. The lower update costs are passed on to the client participants in the form of lower annual update prices. Although the updates are not as extensive as full CCMS updates, clients are able to track the effects of major market changes using QP's.

          Scheduled Market Area Studies ("SMAS"). These studies are similar to the CCMS except that the clients do not commit to a series of consecutive data base updates over a specific time period. These studies are usually scheduled by one client and offered to additional clients on a subscription basis. While each study uses a single demand-side data base, the final data base provided to each client is unique.

          Market Area Studies ("MAS"). These studies are similar to the SMAS except they are sold to a single client. Portions of the demographic data can generally be used as a major part of other studies in the same market for clients in the same or comparable retail industries.

          Mini-Market Area Studies. These studies are similar to the MAS except the area studied does not contain more than 75 outlets. Likewise, the accompanying study deliverables are scaled down.

          Single Site Studies. These studies are used to evaluate market conditions or the effects of various operating decisions at a specific location within a specified geographic area.

  Other Products and Services

     Licensed software clients may utilize the retail planning software and information data bases on their own computer facilities, may dial in to MPSI's computers and use the software interactively (subject to certain usage restrictions), or may elect to have MPSI run tactics (that is, pose "what if" questions) on MPSI's computers. In cases where software is installed on client computers, the Company charges for installation of the software and training the client's personnel. A client may then run unlimited tactics on its own equipment.

If tactics are run on the Company's computers, the client pays a fee per tactic. Clients who have entered into long-term user agreements are entitled to discounts on data bases and on tactics.

     MPSI introduced two new "data" products during fiscal year 1995 which were designed to leverage market information already in MPSI's inventory or allow clients to contract for customized data collection by MPSI. The Quest product allows MPSI clients to obtain point-in-time retail outlet information either relative to MPSI's standard market study boundaries in a given geographic market or to establish specialized market boundaries or specialized data requirements for an additional fee. MPSI's PriceTracker(TM) product allows clients to obtain high quality, timely retail pricing information on a recurring basis in order to track trends in the marketplace. Such products were introduced partially in response to competitors who attempt to infiltrate MPSI's client base by initially providing low-cost market data. The PriceTracker(TM) product is currently utilized by clients only in the United States. Quest services have been supplied in Europe, South Africa, and the United States, among other countries. These products, while not intended to be a material portion of MPSI's business, have been well received by clients needing lower cost data.

     Other products and services provided by the Company include litigation support; determination of petroleum price zones and key competitors; regular tracking of petroleum prices using geographic information systems for user analyses; retail consulting; consumer research; and customized retail outlet surveys. Certain services are complementary to retail planning services. For example, the data bases provided as part of the retail planning services may be linked with other data supplied by the client. This data could then be processed interactively through geographic information system software which manages and displays information in a variety of graphic and map formats.

COMPETITION

     Since its inception in 1970 the Company has provided comprehensive applications software and data base systems, primarily to the retail petroleum industry, and currently has more than 175 multinational clients in 73 countries. There has recently been a worldwide trend toward competitive product development of this type due to the availability of computer resources and acceptance of retail modeling theory. The Company believes its competition lies in two areas: first, in the market research staffs of petroleum companies or potential customers who develop and manage their own software and data; and second, in consulting and research companies which compete for portions of the Company's business.

     The Company has found that the market research staffs of some large petroleum companies continue to concentrate on in-house data gathering and site selection methods, while other companies with more limited resources must consider low cost alternatives for obtaining market information. It has been MPSI's experience that clients often encounter substantial cost barriers relative to internally developed systems. Without the economies of scale, data gathering expertise and modelling sophistication that MPSI has obtained during its 25-year existence, clients often find that systems developed in house are expensive to develop, expensive to maintain given changing market conditions, require market information with an inherent degree of accuracy which is difficult to obtain, and that the results of such systems do not justify the associated costs and effort. Additionally, as clients or potential clients struggle to manage operating costs and consider outsourcing certain activities where economically feasible, the capabilities of companies like MPSI offer an attractive alternative to internal systems. Because of the trend in large companies to outsource certain functions and because of the growth in business consulting generally, independent consulting and research companies have challenged certain products the Company offers such as demographic data collection, geographic data bases, retail outlet surveys, retail consulting, pricing applications, and single site studies. Occasionally, such consultants are engaged to develop a proprietary internal model for their clients. Often competitive services of this type are offered by independent consultants as part of a larger consulting project wherein pricing for the retail planning segment can be very competitive with MPSI's pricing. Certain of such companies are offering computerized tools and services which, the Company believes are not as sophisticated as MPSI products, but may be attractive to customers willing to sacrifice accuracy for a lower cost solution to their business needs.

     The Company believes it competes with these various market alternatives by providing high-quality, sophisticated software and reliable, accurate data bases at a reasonable cost. MPSI further believes its historical expertise and success in the areas of volume projections and retail network planning provide a substantial barrier to entry for competitors. Further, MPSI's maintenance programs and its commitment to more than one client in a given market results in regular updates of existing software in line with changes in a given market. The Company attributes its ability to provide these quality products and services to the expertise and experience of its personnel.

     By focusing on PC-oriented products and services, the Company believes it is better equipped to challenge "lower cost competitors". New data collection techniques will allow more timely and regular updating of market data using handheld data collection technology and PC-based data transmission and delivery technology. These processes are expected to reduce MPSI's data collection costs relative to market studies and thereby allow the Company to leverage data already collected or to collect custom data for clients who may not require full market study information. The Company believes it can thereby be competitive with potential competitors who have targeted customers with limited retail market resources.

     In addition to addressing low-cost competitors, MPSI regularly evaluates potential strategic alliances with certain independent consulting firms. The target consulting firms will be those who service industries in which MPSI has historical expertise (e.g., petroleum, government/postal, and banking). Such alliances can provide MPSI the opportunity to sub-contract portions of larger consulting projects thereby establishing MPSI's credibility with the client and allowing interface with customer personnel who are potentially valuable sales contacts for future business.

BACKLOG

     The Company's September 30, 1996 and 1995 backlog consisted principally of orders for market information data bases (1996 -- $16,338,000, 1995 -- $14,669,000) and multi-year commitments by customers for software maintenance and support services (1996 -- $2,194,000, 1995 -- $3,014,000). The
Company expects that the market information data bases in backlog at September 30, 1996 will be recognized in fiscal year revenues as follows:
1997 -- $9,998,000; 1998 -- $3,264,000, 1999 -- $2,248,000 and 2000 -- $828,000.
Maintenance and support services in backlog are the result of client contractual obligations to purchase support services generally over periods of three to five years. Such revenues will be recognized, and backlog accordingly reduced, on a ratable basis over the life of each underlying agreement. Of the aggregate maintenance and support backlog at September 30, 1996, future fiscal year revenues are expected to be recognized as follows: 1997 -- $875,000;
1998 -- $562,000; 1999 -- $391,000, 2000 -- $246,000, 2001 -- $100,000 and
2002 -- $20,000.

EMPLOYEES

     As of September 30, 1996, the Company employed 225 people, including 80 in sales and marketing, 39 in research and development, 77 in data base analysis, consulting, and production and 29 in management, administration, and finance. Of these, 184 are employed in the United States and 41 are employed in foreign countries.

PRODUCT DEVELOPMENT

     Since 1970, the foundation of the Company's business has been its developed software which helps retailers select sites, improve operations and make product pricing decisions. Over the last five years, the major development efforts of the Company have been directed toward (1) enhancement of this core RPS product in order to extend its petroleum utilization around the world, (2) portation of the software from mainframe to workstation/PC platforms, and (3) incorporation of third party software in order to enhance the user interface, speed and efficiency of this software. Currently, the Company has several development efforts underway that address the aforesaid areas.

     MPSI's product development cycle consists of four primary stages. During the product specification phase the Company identifies the initial requirements of the software, determines the functional requirements and begins the initial design. During this stage, the Company sets forth the data base requirements as well as the hardware, operating systems, third-party imbedded software and general functional requirements. From information a business plan, conceptual prototype and a project plan are developed. The prototypes developed during this stage are not fully functional prototypes, but are designed to present the "look and feel" of the end product. Upon completion of this phase, the Company has generally completed a detailed program design and, accordingly, established the technological feasibility of the project. Following the product specification phase, the project enters the build phase where actual software programming takes place. Once coding is complete the project enters the quality assurance phase which encompasses various internal systems testing and user acceptance testing. Once testing is completed the project enters the implementation phase where hardware and software installation procedures and user documentation are finalized.

     Software development costs incurred prior to completion of the detailed program design are expensed as research and development costs. Costs incurred during the build, quality assurance and implementation phases are generally capitalized. At the point where the software product is ready for general release to the customers, capitalization of costs ceases.

     Beginning in fiscal year 1993, MPSI undertook a major internally funded rewrite of its retail planning software. The new systems are designed to meet the three primary operational requirements of clients through PC-based products including the Capital Performance System ("CAPS")(TM) for site selection and capital planning, the Operational Performance System(TM) ("OPS")(R) for use in the field by retail managers in order to optimize outlet and territory performance and the Price Volume Optimizer ("PVO")(R) for retail fuel pricing decisions. The initial versions of OPS(R) and PVO(R) software were available to customers in fiscal year 1994 but are presently undergoing further enhancement. The CAPS(TM) software for North America was released in January 1995. Third-party geographic information system software is being incorporated into the CAPS(TM) as part of rewrite enhancements. The new software should not only provide client requested enhancements but is also expected to reduce costs associated with (market study) data base production and efficiencies in future product programming and model revisions. Regional CAPS(TM) software for Europe and South America was released in June 1996. CAPS(TM) for Japan and Asia is scheduled for release in fiscal year 1997.

     Development of the initial PVO(R) product was the result of a contract that was signed with a North American client during 1993 for the nonexclusive development of a volume prediction model for a petroleum related product and service facility. Several market data bases were also part of the contract. The commercial version of PVO(R) was completed in August of 1995 and is presently undergoing implementation testing by clients in Canada, England, Belgium, South Korea, and the United States. It is anticipated this product, if successful, will not only result in contracts for additional client data bases in 1997, but also will lead to further business with other clients through the adaptation of the model to other petroleum client ancillary product/service needs. Utilizing information from Company produced CAPS(TM)/RPS data bases or from other MPSI studies, PVO(R) is designed to give retailers an easy to use decision tool for optimizing petroleum outlet profits through price or volume level determinations.

     The PC-based OPS(R) software utilizing CAPS(TM)/RPS data base information is currently installed with clients in the United States, Europe and the Pacific Rim. During fiscal year 1997, the Company intends to continue making the model available to existing clients at a nominal cost for the purpose of increasing Company-produced data bases, MPSI's principal revenue source. A stand-alone OPS(R) product is scheduled for development and release late in fiscal year 1998.

     MPSI has historically provided retail network planning software, data, and consulting services to the postal industry on a limited basis, primarily in Europe and the United States. MPSI continues to pursue opportunities with the United States Postal Service and expects an increase in revenues from that source in 1997. Should MPSI be awarded a U.S. postal contract for market studies, additional development efforts would be expended during fiscal 1997 to enhance certain features of an existing prototype model and to incorporate new technology which has become available since the prototype was developed.

     During the years ended September 30, 1996, 1995, and 1994, the Company spent $2,610,000, $2,789,000, and $3,257,000, respectively, on research and development or enhancement of new products and the maintenance of existing products. The amounts spent on research and development were primarily Company sponsored, meaning there is no direct recoupment of expenses from clients.

TRADEMARKS, COPYRIGHTS, AND LICENSES

     The Company holds a number of trademarks, some of which are registered at the U.S. Patent and Trademark Office. To date, registrations have been sought only in the United States and Mexico. During fiscal year 1997 and in connection with global introduction of new products, the Company will evaluate trademark registration in certain other foreign countries where the volume of present and/or potential business warrants registration. Set forth below are the Company's trademarks and related registration expiration dates.

                                                             TYPE OF
                           PRODUCT                            MARK      STATUS/EXPIRATION
    -----------------------------------------------------  -----------  ------------------
    MPSI's Site Evaluation System........................  Registered          2001
    MPSI and Design......................................  Registered          2002
    MPSI's OPS...........................................  Registered          2002
    MPSI.................................................  Registered          2004
    Retail Planning System...............................  Registered          2005
    PVO..................................................  Registered          2006
    Location Volume......................................  Registered          2006
    Facility/Location Volume.............................  Registered          2006
    Price Volume Optimizer...............................   Trademark         Filed
    MPSI's CAPS..........................................   Trademark         Filed
    MPSI's Market Monitor................................   Trademark   Common Law Rights
    PriceTracker.........................................   Trademark   Common Law Rights
    The Intelligent Approach to Retail Marketing.........   Trademark   Common Law Rights

     The Company does not hold any patents or registered copyrights. The Company's long-term software license agreements require customer acknowledgment of the proprietary nature of the Company's software. The Company relies on these agreements, together with trade secret laws and internal nondisclosure safeguards, to protect its products. To date, the Company has had no indication of any material breach in the security of its products. Should a material breach in the security of the Company's software products occur, it might have the impact of reducing the current barriers to entry for competitors and thus materially adversely affect long-term results of Company operations. The Company's modeling methodology, mathematical modeling algorithms and data gathering processes have been developed over an extensive period of time and would, in the absence of a material breach in the security, require potential competitors a substantial period of time to duplicate. Even in the event that a material breach did occur, such as a reverse engineering of an MPSI software product, the Company believes that because of the rapid annual change in technology and the regular software upgrades required thereby, such breach would not result in a material adverse effect on the Company's short-term business because new versions of its products would likely reduce the competitive value of older versions breached by potential competitors.

PROPERTIES

     The Company's principal facility and corporate headquarters in Tulsa, Oklahoma (42,500 square feet) is the primary location for software development and market study production. The Bristol, England facility encompasses 10,000 square feet, and the Rio de Janeiro, Brazil office encompasses 3,000 square feet. Both foreign offices do single site and special project work in addition to their primary marketing role. Regional sales offices in Singapore; Johannesburg, South Africa (established in 1996); Melbourne, Australia; and Tokyo, Japan remained the Company's principal client liaison facilities in those areas at September 30, 1996. MPSI has established a new office in Seoul, South Korea which will begin operations during the first quarter of fiscal year 1997. Management believes that the various facilities are now properly sized to meet anticipated business levels. Additional space may be required to accommodate business expansion. All office facilities are leased.

                    MARKET INFORMATION FOR MPSI COMMON STOCK

     During fiscal 1994 and through September 25, 1995, the Company's Common Stock was not listed with an established securities exchange and all purchases and sales occurred in direct negotiations or over the counter. Set forth below for those periods are the high and low bid prices, as adjusted giving effect to a one-for-ten reverse stock split on November 18, 1993. The trading symbol is "MPSI". Bid prices reflect interdealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. On September 26, 1995, the Company's Common Stock was listed on The NASDAQ SmallCap Market(SM) (hereafter NASDAQ). Information in the table below for the fourth quarter of fiscal 1995 and for fiscal 1996 reflects the high and low sales prices reported by NASDAQ.

                                                                             HIGH     LOW
                                                                             ----     ---
    Fiscal 1994
      First Quarter Ended December 31, 1993.................................  7       5
      Second Quarter Ended March 31.........................................  7       4
      Third Quarter Ended June 30...........................................  5 1/4   2
      Fourth Quarter Ended September 30.....................................  4         3/4

    Fiscal 1995
      First Quarter Ended December 31, 1994.................................  2 5/8   1 1/2
      Second Quarter Ended March 31.........................................  2 1/2   1
      Third Quarter Ended June 30...........................................  7       1 1/2
      Fourth Quarter Ended September 30.....................................  7 1/2   3

    Fiscal 1996
      First Quarter Ended December 31, 1995.................................  7       4 3/4
      Second Quarter Ended March 31.........................................  5 1/4   3
      Third Quarter Ended June 30...........................................  3 1/2   2 3/4
      Fourth Quarter Ended September 30.....................................  4 1/4     5/8

     The 2,794,000 shares of Common Stock outstanding at September 30, 1996, were held by 923 stockholders of record. At that date, an additional 279,283 shares were subject to options to purchase Common Stock as discussed more fully in Note 8 to the Consolidated Financial Statements. The per share bid and offer prices on December 5, 1996, were $2.50 and $3.50, respectively. Common Stock that could be sold pursuant to Rule 144 under the 1933 Act totals 912,224 shares as of December 5, 1996.

     The Company intends to reinvest its earnings in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The Company has not paid cash dividends since its inception.

                            SELECTED FINANCIAL DATA*
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        FOR THE YEAR ENDED SEPTEMBER 30,
                                               ---------------------------------------------------
                                                1996       1995       1994       1993       1992
                                               -------    -------    -------    -------    -------
OPERATING DATA:
Revenues...................................... $21,745    $23,437    $19,872    $19,524    $25,313
Income (loss) from continuing operations......    (623)     2,029      1,956       (939)    (5,567)
Income (loss) from discontinued operations....      --         --       (482)     2,149        (14)
Extraordinary gain on debt extinguishment.....      --         --         --        350         --
Net income (loss).............................    (623)     2,029      1,474      1,560     (5,581)
Per share:
  Income (loss) per common and common
     equivalent share:
     Continuing operations.................... $  (.23)   $   .72    $   .71    $  (.94)   $ (6.53)
     Discontinued operations..................      --         --       (.18)      2.15       (.01)
     Extraordinary item.......................      --         --         --        .35         --
     Net income (loss)........................    (.23)       .72        .53       1.56      (6.54)
Weighted average shares of common stock and
  common stock equivalents outstanding........   2,756      2,802      2,766        998        853

BALANCE SHEET DATA:
Total assets.................................. $10,319    $12,924    $ 9,734    $10,040    $14,861
Long-term debt................................      --         --         --         --      2,620
Noncurrent deferred revenue...................   1,342      1,961      1,068      1,453      2,602
Other noncurrent liabilities..................     177        220        349        252      2,429

---------------

* Operating data prior to fiscal year 1994 has been restated giving effect to the September 1994 sale of RSI . See Note 2 to Consolidated Financial Statements regarding discontinued operations.

                       SELECTED QUARTERLY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   UNAUDITED

                                                               NET      GROSS      NET       PER
QUARTER ENDED                                                 SALES     PROFIT    INCOME    SHARE
-------------                                                 ------    ------    ------    -----
Fiscal Year 1995:
  December 31, 1994.......................................... $4,911    $2,978    $  172    $ .06
  March 31, 1995.............................................  5,280     3,244       386      .14
  June 30, 1995..............................................  6,114     3,288       593      .21
  September 30, 1995.........................................  7,132     3,494       878      .31

Fiscal Year 1996:
  December 31, 1995.......................................... $5,311    $2,988    $  180    $ .06
  March 31, 1996.............................................  5,364     2,505      (148)    (.05)
  June 30, 1996..............................................  4,976     2,161      (723)    (.26)
  September 30, 1996.........................................  6,094     3,077        68      .02

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following table sets forth (in thousands), for the periods indicated, certain items in the consolidated statements of continuing operations and the change of such items as compared with the indicated prior period. See Note 2 to the Consolidated Financial Statements which sets forth the effect of the September 1994 sale of RSI. All information below reflects RSI as discontinued operations.




                                                                                      CHANGE
                                                                                ------------------
                                                YEAR ENDED SEPTEMBER 30          1996        1995
                                            -------------------------------     -------     ------
                                                                                       VS.
                                             1996        1995        1994        1995        1994
                                            -------     -------     -------     -------     ------
Revenues..................................  $21,745     $23,437     $19,872     $(1,692)    $3,565
Cost of sales.............................   11,014      10,432       7,614         582      2,818
                                            -------     -------     -------     -------     ------
  Gross profit............................   10,731      13,005      12,258      (2,274)       747
                                            -------     -------     -------     -------     ------
Operating expenses:
  General and administrative..............    3,005       2,571       2,388         434        183
  Marketing and client services...........    6,928       6,993       5,578         (65)     1,415
  Research and development................    1,382       1,794       2,331        (412)      (537)
                                            -------     -------     -------     -------     ------
          Total operating expenses........   11,315      11,358      10,297         (43)     1,061
                                            -------     -------     -------     -------     ------
Operating income (loss)...................     (584)      1,647       1,961      (2,231)      (314)
Other income (expense), net...............      332         836         289        (504)       547
                                            -------     -------     -------     -------     ------
Income (loss) from continuing operations
  before income taxes.....................     (252)      2,483       2,250      (2,735)       233
Income taxes..............................     (371)       (454)       (294)        (83)       160
                                            -------     -------     -------     -------     ------
Income (loss) from continuing
  operations..............................  $  (623)    $ 2,029     $ 1,956     $(2,652)    $   73
                                            =======     =======     =======     =======     ======

RESULTS OF OPERATIONS

     MPSI reported a loss for the fiscal year ended September 30, 1996 of $623,000 or $.23 per share on revenues of $21.7 million compared with income of $2.0 million or $.72 per share on revenues of $23.4 million in 1995 and $2.0 million or $.71 per share on revenues of $19.9 million in 1994. The 1996 results reflected a 7% decline in revenues and substantially reduced profitability through the first three fiscal quarters compared with 1995. However, despite severance costs of approximately $215,000 related to a corporate restructuring completed in July 1996, the 1996 fourth quarter results were positive. In contrast, fiscal year 1995 results reflected a revenue increase of $3.6 million or 18% as compared to 1994 coupled with strong fourth quarter revenues and earnings. (The Company reported net income of $878,000 or $.31 per share on revenues of $7.1 million compared with net income of $45,000 or $.02 per share on revenues of $4.8 million in the 1994 fourth quarter.)

     Set forth below (in thousands of dollars) is an analysis of MPSI's revenue fluctuations over the last three fiscal years.

                                                          1996 VS. 1995          1995 VS. 1994
                                                        -----------------       ----------------
                                                        AMOUNT         %        AMOUNT        %
                                                        -------       ---       ------       ---
North America.........................................  $   336         4       $2,455        35
South America.........................................      (11)       (1)         394        31
Pacific Rim...........................................   (1,193)      (12)       1,342        15
Europe/Africa.........................................     (824)      (34)        (626)      (21)
                                                        -------                 ------
          Totals......................................  $(1,692)       (7)      $3,565        18
                                                        =======                 ======

     North American revenues continued to grow in 1996 compared with the two previous years, but the rate of growth has slowed to the level that the Company would anticipate carrying forward in this highly competitive market segment. Oil companies are recording solid profits in North America and there is good activity in the retail marketing portion of their business. The revenue surge in 1995 was principally attributable to the release during late 1994 of the new CAPS(TM) software. CAPS(TM) software versions for the three remaining MPSI regions were targeted for release during fiscal year 1996. As discussed below, the South American and European versions of CAPS(TM) were substantially delayed and were not released until June 1996. MPSI was able to maintain revenues in South America at a level comparable with 1995 by expanding into several new countries, as the oil industry is experiencing reasonable growth in certain South American countries. European business continued to decline in 1996 as the oil industry, particularly in western Europe, is undergoing significant consolidation and is not, therefore, committing substantial resources to growth of the retail markets. Eastern European customers, whose retail marketing staffs are expanding and becoming more sophisticated, appear to be more interested presently in turnkey solutions rather than decision support tools. The delay in European CAPS(TM) release delayed MPSI's ability to meet European customer needs for most of 1996, but with a shift in product targeting, MPSI anticipates being able to begin growing European revenues in 1997. The CAPS(TM) release for Japan/Southeast Asia was delayed in part due to the impending deregulation of the Japanese oil industry. The revenue decline in the Pacific Rim is principally attributable to Japanese clients spending very cautiously for new retail marketing sites until they can assess the effects of deregulation. MPSI has been able to partially counteract this situation by entry into new geographic markets, most notably South Korea.

     The Company does not believe that inflation has significantly impacted the results of operations during the three years ended September 30, 1996. The 1994 implementation of lower pricing in North America, South America and Europe resulted in increased client interest in those regions. While the Company believes that lower pricing, brought about by competition in certain MPSI regions, has stimulated revenues from such customers during the three years, the Company attributes the 1996 and 1995 revenue growth, where it occurred, primarily to the technological improvements of its new products.

     The combination of the economic and industry factors discussed above with the delayed release of CAPS(TM) software for Europe and South America contributed substantially to the $698,000 (64%) decline in software licensing revenues for 1996. Such revenues also declined $1.2 million or 52% in 1995 compared with 1994. While MPSI regularly records software license renewals and recorded software renewals in both 1996 and 1995, the surge in 1994 software revenues related to a single large renewal transaction in which a worldwide licensee renewed its license for three years in the amount of $1.5 million. The timing of new or renewed long-term software license agreements can have a substantial impact upon reported revenues and gross profits from software licensing for any interim or annual fiscal period. In general, over the past two years, MPSI's software license renewal rate has been declining, except in the U.S. where the new CAPS(TM) software has resulted in new business. Management believes that as CAPS(TM) is released in MPSI's other operating regions, the trend of software renewals will reflect acceptance of CAPS(TM) as a valuable replacement for the aging RPS software.

     While MPSI is projecting revenue and earnings growth in 1997 within its core petroleum business back to levels comparable with fiscal year 1995, several new products have been under development which management believes have the potential to accelerate growth. Although they were not profit contributors in fiscal year 1996 because of delays in deployment due to resource constraints and start-up costs, they are expected to positively impact fiscal years 1997 and beyond. MPSI completed development and released its enhanced commercial version of PVO(R) software in August 1995. Clients in North America, South America, Europe and Australia are presently evaluating the PVO(R) software. In addition to new software offerings, MPSI introduced two "data" products during fiscal year 1995 which were designed to leverage market information already in MPSI's inventory and to combat the competitive challenge from data providers. The Quest product allows clients to obtain point-in-time retail outlet information either relative to MPSI's standard market study boundaries in a given geographic market or to establish specialized market boundaries or specialized data requirements for an additional fee. PriceTracker(TM) allows clients to obtain high quality, timely retail pricing information on a recurring basis in order to track trends in the marketplace. The start-up and survey coordination costs on these products exceeded revenues in fiscal years 1995 and 1996, but these products are expected to attain profitability in fiscal year 1997. The preceding sentence is a forward-looking statement. Despite the fact MPSI is projecting revenue and earnings growth in 1997 within its core petroleum business, no assurance can be given that such goals will be achieved for several reasons, including competition from other vendors or the work of in-house research staffs; economic conditions in the petroleum business; product development delays; and the Company's own ability to generate and identify sales prospects. It is noted that MPSI had anticipated the revenue and earnings growth, as well as the decline of new product start-up and survey coordination costs discussed above, to have achieved the favorable results expected for 1997 within fiscal 1996, where such objectives were not realized.

     In line with reduced revenues and the lower percentage of such revenues that were attributable to software licensing, MPSI experienced a 17% decline in gross profits in 1996, whereas MPSI experienced better gross profit margins on its software and market studies in 1995 compared with 1994 (excluding the impact of the $1.5 million license renewal discussed above). Software cost of sales reflects amortization of capitalized software development costs generally over product lives of 18 months from product release. Software cost of sales rose 83% in 1996 compared with 1995 and 35% in 1995 over 1994. Substantial non-capitalized research and specification work was undertaken in 1994 as preparation for actual development of the CAPS(TM) software which began late in fiscal year 1994 (see discussion of research and development expenses below). Fiscal years 1996 and 1995 reflect the amortization of capitalized development costs undertaken in prior years relative to the various CAPS(TM) versions. The Company expects fiscal year 1997 amortization to increase as new CAPS(TM) software will be amortized for the entire year (only three months in 1996). Gross profit on market studies, the largest component of information services revenues, was approximately $9.1 million in 1996, $9.9 million in 1995 and $7.5 million in 1994, and represented 58%, 60%, and 58% of market study revenues in 1996, 1995 and 1994, respectively. The lower market study gross profits in 1996 were attributable in part to certain of the multi-year study updates which carry acceptable gross profit margins overall but may result in reduced margins in certain fiscal year components. MPSI did implement production efficiencies during fiscal year 1996 and 1995. Those implemented in 1995, combined with a higher number of studies prepared for multiple client users, allowed MPSI to leverage its costs to a greater degree in that year. Gross profit on special projects and other services declined approximately 8% reflecting the start-up of new data products discussed above.

     Also in line with reduced revenues, MPSI curtailed growth in operating expenses in spite of undertaking operations in several new geographic countries (business presences were established in Italy, Canada, South Korea and South Africa). The $434,000 (17%) increase in general and administrative expenses in 1996 is primarily attributable to severance costs associated with a corporate reorganization completed in July 1996, to the legal costs associated with organizing the new offices and with accounting costs associated with an income tax examination initiated by the Internal Revenue Service as discussed below. The corporate restructuring was undertaken primarily in response to some of the problems encountered in timely development of the CAPS(TM) versions noted above and partly in order to re-align the Company's resources to increase attention to quality client support services. While not undertaken specifically in order to reduce personnel, the restructuring did result in a reduction of the workforce by approximately 7% (equally between Tulsa and Bristol, England) with an associated severance cost of approximately $215,000. Marketing expenses were slightly lower than in 1995 in spite of the Company's increased focus on client service resources. Research and development expenses declined $412,000 (23%) as the proportion of capitalizable activities increased in 1996 (European and South American CAPS(TM) programming). The 1995 increases in operating expenses compared with 1994 included higher general and administrative costs in the amount of $183,000 (8%) related principally to accrual of incentive bonuses and awards for employees where no similar amounts were accrued or paid for fiscal year 1994. Marketing and client services expenses grew in 1995 by $1.4 million (25%) reflecting primarily the start-up costs for the new products mentioned above. Research and development expenses in the consolidated statements of operations declined $537,000 (23%) in fiscal year 1995 compared with 1994 as the Company's overall expenditures were less in respect of contract programming resources and because a higher proportion of such expenses were capitalized in connection with development of PVO(R) version 2.0 and the CAPS(TM) versions for Europe and South America as these products achieved technological feasibility.

     MPSI enters into multi-year contracts for market studies, some of which are denominated in foreign currencies (principally the Singapore Dollar and the British Pound Sterling). This exposes MPSI to exchange gains or losses depending upon the periodic value of the U.S. Dollar relative to the respective foreign currencies. During fiscal years 1996 and 1995, MPSI benefited from foreign currency exchange gains in the amount of $146,000 and $638,000, respectively. These gains were generally the result of multi-year data base contracts denominated in Singapore Dollars which were booked by clients in prior years and partially collected in 1996 or 1995. By the time the collections were effected, the contract values had increased relative to the U.S. Dollar reporting currency. Although MPSI anticipates continuing benefit from the same source in fiscal year 1997, the magnitude should be somewhat lower. In the longer term, these multi-year commitments could result in exchange losses if the current currency trends were to reverse.

     Income taxes declined $83,000 in 1996 compared with increases of $160,000 and $172,000 in fiscal years 1995 and 1994, respectively. The 1994 income taxes were primarily foreign income taxes either applicable to the Company's foreign subsidiaries or withheld at the source from payments by foreign clients. Income taxes in 1995, however, reflected a larger estimated component of U.S. Federal and state income taxes (see Note 6 to the Consolidated Financial Statements). In 1996, the Company subsequently filed income tax returns applicable to fiscal year 1995 which reflected refunds of both federal ($125,000) and state ($85,000) income taxes. Such refunds are reflected as adjustments to the 1996 income tax expense in accordance with generally accepted accounting principles governing changes in estimates. The profits generated in fiscal years 1995 and 1994 from U.S. operations resulted in utilization of virtually all net operating loss carryforwards available for income tax purposes in the U.S. Certain foreign tax credits may be carried forward to fiscal year 1997, as set forth in Note 6, but can only be utilized to offset U.S. incomes taxes to the extent they result from foreign source income. The Company expects to pay higher U.S. income taxes in 1997 and beyond although a significant portion of U.S. taxable income in 1997 is anticipated to come from foreign sources.

     In March 1996, the Internal Revenue Service initiated an examination of tax years 1993 through 1995. The Company has not yet received a final report of the results, and believes that the resolution of any issue raised will not have a material effect on its financial position.

FINANCIAL CONDITION AND LIQUIDITY

     Compared with 1995, the Company's working capital, its primary measure of "liquidity", declined approximately $558,000 or 29% to $1.4 million at September 30, 1996. Working capital had improved to a positive balance of $1.9 million at September 30, 1995 from a deficit of $5,000 at September 30, 1994. The 1996 decline was principally attributable to the decline in market study and software revenues previously discussed. The revenue shortfall resulted in lower receivables balances at year end and reduced the number of multiple-client studies. Multiple-client studies, in addition to being more profitable, generally contribute significant incremental cash flow. The 1995 improvement was a combination of the Company's continued generation of operating cash flow ($1.6 million as reflected in the statement of cash flow) and the higher balance in current receivables at September 30, 1995 ($6.4 million) compared with September 30, 1994 ($4.4 million). The increase in trade receivables was principally attributable to increased market study activity.

     The 1996 operating results have precluded the Company from obtaining a renewal of its previous bank line of credit. The Company intends to seek a replacement credit facility in 1997. The lack of a back-up funding facility means that operations must be funded entirely internally, except perhaps for some limited capital equipment leasing options. The Company has historically placed significant reliance on customer deposits and prepayments as a source of ongoing liquidity and operating capital and had not drawn on the previous line of credit since 1993. Management anticipates internal funding will be sufficient to satisfy operating needs during the fiscal year although for short periods of time, the Company may be required to defer capital acquisition and tightly manage cash resources. Should substantial direct competitors gain market share and offer price concessions or favorable payment terms, the Company's liquidity could be negatively impacted. The Company relies on its long-term client relationships and the quality of its products and services to mitigate this potential negative impact on liquidity.

     As set forth in the statements of cash flow, the Company generated cash flow from operations of $1.0 million in 1996 which represented a $.7 million or 41% decline compared with 1995. Cash flow from operations of $1.6 million in 1995 was 41% higher than the $1.2 million in 1994. During 1996, 1995 and 1994,

MPSI committed substantial resources to acquisition of additional computer equipment and to development of new software products, as previously discussed. The Company expended $1.4 million in 1996 ($1.0 million in both 1995 and 1994) for such purposes. The Company anticipates comparable expenditures in 1997 for similar purposes but has no commitments for capital expenditures at September 30, 1996, other than those related to the forthcoming regional versions of CAPS(TM) software which are expected to be funded entirely out of operating cash flows.

     The trends in software licensing discussed under "Results of Operations" above impacted the relative levels of both the related receivables and deferred revenues. The current and noncurrent balances in long-term receivables (totaling $3.2 million and $4.3 million at September 30, 1996 and 1995, respectively) and the deferred maintenance component of deferred revenue (totaling $2.2 million and $3.0 million at September 30, 1996 and 1995, respectively) decreased in 1996 as the receivables and deferred revenue from new software contracts were less than the collections and maintenance revenue recognized during 1996. MPSI's license agreements generally are noncancelable, although a few contracts include provisions for cancellation of portions of the client's commitment upon occurrence of certain negative economic events in the clients' geographic areas of operations. In accordance with its policy, the Company does not recognize revenues on such contingent portions of agreements, so that in the event of cancellation, only receivables and deferred revenue are generally adjusted. In accordance with contractual cancellation options, certain clients canceled portions of their software licenses in 1996 aggregating $435,000 compared with $65,000 during 1995 and $226,000 during 1994. As the number of contracts with cancellation clauses are few, the Company does not expect a significant impact from cancellations in 1997.

     The decrease in other noncurrent liabilities to $177,000 at September 30, 1996 from $220,000 at September 30, 1995 is the result of reclassifying certain U.S. headquarters lease obligations to current accrued liabilities. The Company's present lease on its headquarters facility expires in April 1998, and the Company has been informed by a new landlord who recently acquired the building that MPSI will be required to vacate at the end of the lease. The Company is presently evaluating facility alternatives but does not expect to move before lease expiration.

     MPSI's backlog of market studies at September 30, 1996 in the amount of approximately $16.3 million, contained a substantial number of recurring studies under multi-year client commitments. Such studies represented approximately 26% of the estimated revenues for fiscal year 1997. Revenues in 1995, particularly during the last six months of the fiscal year, resulted in a drop of approximately $4.1 million in backlog compared with 1994 and reduced the market study backlog at September 30, 1995 to $14.7 million.

                    DIRECTORS AND EXECUTIVE OFFICERS OF MPSI

INFORMATION WITH RESPECT TO DIRECTORS

     The following table sets forth the directors, their ages, a brief description of their recent business experience, including present occupations and employment, certain directorships held by each and the year in which each became a director of the Company. All were elected at the Company's Annual Meeting of Stockholders held on February 1, 1996.

    NAME AND PRINCIPAL OCCUPATION AT PRESENT                                        DIRECTOR
    AND FOR THE PAST FIVE YEARS; OTHER DIRECTORSHIPS                                 SINCE         AGE
    ---------------------------------------------------------------------          ----------      ---
    Ronald G. Harper(1).................................................               1970         58
      Mr. Harper, who founded the Company in 1970, has served as its
      President, Chairman of the Board and Chief Executive Officer since inception.

    John C. Bumgarner, Jr.(1)(2)(3).....................................               1982         54
      In 1979, Mr. Bumgarner was appointed to his present position as
      Senior Vice President -- Corporate Development and Planning of The
      Williams Companies, Inc., a Tulsa-based conglomerate. He has been employed by The Williams Companies, Inc. since 1977. He is also a director of TRANSCO, James River Coal Company, and several privately held companies.

    Dr. David L. Huff(1)................................................               1982         65
      Since 1968, Dr. Huff has been a member of the faculty at the
      University of Texas. He has been a Fulbright Lecturer and has published numerous books and articles, including Market Area
      Analysis, "A Graphical Index of Consumer Expectation," "Measures of
      Market Area Overlap," and "Retail Location Theory." He is an expert in computer modeling techniques.

    Joseph C. McNay(1)(2)(3)............................................               1982         62
      Since November 1976, Mr. McNay has been the President, a Director and the Chairman of the Board of Essex Investment Management
      Company, Inc., a company engaged in investment and advisory services. Mr. McNay is also a director of Softech, Inc. and Alpha 1
      Biomedical, Inc., each of which are publicly-held companies.

    John J. McQueen(2)(3)...............................................               1982         75
      Mr. McQueen has been in the private practice of law in the Tulsa area since 1959. He has also served as a certified public
      accountant with KPMG Peat Marwick, as a tax specialist with Warren
      Petroleum Corp., and as controller of Davis Investments, a company engaged in oil and real estate activities.

---------------

(1) The individual identified is a member of the Compensation Committee.

(2) The individual identified is a member of the Audit Committee.

(3) The individual identified is a member of the Nominating Committee.

INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS

     The following table sets forth the executive officers currently serving the Company, their ages, all positions and offices held with the Company and their tenure in such office. All officers of the Company serve at the pleasure of its Board of Directors, and there exists no arrangement or understanding among any of the Company's executive officers with any other person pertaining to their selection to serve in such position.

                                                                                 SERVING IN
                                                                                  CURRENT
    NAME AND ALL POSITIONS                                                        POSITION
    AND OFFICE HELD WITH THE COMPANY                                               SINCE         AGE
    ---------------------------------------------------------------------       ----------       ---
    Ronald G. Harper....................................................            1970          58
      Mr. Harper, who founded the Company in 1970, has served as its
      President, Chairman of the Board and Chief Executive Officer since inception.

    Roger A. Finn.......................................................            1996          59
      Mr. Finn was appointed as Vice President, Consulting on July 11,
      1996. Mr. Finn joined MPSI in 1982 as Director of Network
      Planning. Subsequent assignments included General
      Manager -- Network Planning, Chief Marketing Officer, Vice
      President of Operations, Vice President of Americas Petroleum,
      Vice President -- Marketing and Product Development, and Chief
      Operating Officer.

    James C. Auten......................................................            1996          48
      Mr. Auten was appointed Vice President and Chief Financial Officer on January 1, 1996. Mr. Auten joined MPSI in 1984 as Corporate
      Controller and held such position until December 1992 when he was appointed Principal Accounting Officer.

    Jyo Umezawa.........................................................            1996          56
      Mr. Umezawa was appointed Sr. Vice President, Retail Petroleum, on
      July 11, 1996. Mr. Umezawa joined MPSI in 1983 and has served as
      Manager -- Market Development, Director -- Market Studies, Chief
      Information Officer, General Manager -- Technical Services, and
      Vice President, Pacific Rim Region.

    Mark R. Davis.......................................................            1996          44
      Mr. Davis was appointed to his present position as Vice President,
      Consulting on July 11, 1996. Mr. Davis joined MPSI in 1978 and has served as Project Manager, Manager -- Network Planning, Director
      of Marketing, Director -- Product Development, Director -- Network
      Planning, General Manager -- Production, Vice
      President -- Production, Vice President -- Government/Financial
      Services, and Vice President Europe/Middle East/Africa Region.

    Bryan D. Porto......................................................            1996          47
      Mr. Porto was appointed to his present position as Sr. Vice
      President, Retail Petroleum on July 11, 1996. Mr. Porto joined
      MPSI's Rio de Janeiro office in 1985 and has served as
      Director -- Network Planning, General Manager -- Marketing, Vice
      President of MPSI's Brazilian subsidiary, and most recently served as Vice President, North/Central/South America Region.

    Lance B. Taylor.....................................................            1996          38
      Mr. Taylor was appointed to his present position as General
      Manager -- Retail Services Consulting on October 1, 1996. Mr.
      Taylor joined MPSI in 1981 and has served as a Network Planner,
      Production Manager -- North America Region, Production
      Director -- Americas Region and General Manager of Production.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of December 5, 1996, as to shares of Common Stock beneficially owned by the directors, the executive officers, the directors and officers of the Company as a group, and certain persons known to the Company to own beneficially more than five percent of the Common Stock. Except as otherwise indicated, each person has sole investment and voting power with respect to the shares shown. Ownership information is based upon information furnished by the respective individuals.

                                                                               BENEFICIAL
                                                                               OWNERSHIP
                                                                            OF COMMON STOCK
                                                                        ------------------------
                                                                         NUMBER         PERCENT
    NAME OF COMMON STOCKHOLDER                                          OF SHARES       OF CLASS
    ---------------------------------------------------------------     ---------       --------
    Ronald G. Harper(2)............................................     1,172,391(1)      42.00%
      8282 South Memorial Drive
      Tulsa, Oklahoma 74133

    John C. Bumgarner, Jr..........................................       222,322          8.00%
      4900 Bank of Oklahoma Tower
      One Williams Center
      Tulsa, Oklahoma 74172

    Joseph C. McNay................................................       261,322          9.34%
      125 High Street, 29th Floor
      Boston, Massachusetts 02110

    Bank of Oklahoma, N.A..........................................       285,714         10.23%
      P. O. Box 2300
      Tulsa, Oklahoma 74192

    The Robertson Stephens Orphan Fund.............................       263,971          9.50%
      555 California Street, Suite 2600
      San Francisco, California 94104

    Sanford Orkin..................................................       222,222          8.00%
      3414 Peachtree Road, N.E., Suite 236
      Atlanta, Georgia 30326

    Dr. David L. Huff..............................................         5,000(3)        .18%
    John J. McQueen................................................            --             --
    Roger A. Finn (2)..............................................        23,238           .83%
    Jyo Umezawa (2)................................................        25,229           .90%
    Mark R. Davis (2)..............................................        15,566           .56%
    Bryan D. Porto (2).............................................        15,443           .55%
    All officers and directors as a group (11 persons).............     1,761,900         63.08%

---------------

(1) Includes 308,177 shares of Common Stock held directly by Mr. Harper's family or in trust for the benefit of Mr. Harper's family and 396,030 shares held in trust for the benefit of certain charities. Mr. Harper disclaims beneficial ownership of 449,830 shares held in certain of such trusts.

(2) The indicated individuals are executive officers of the Company.

(3) Represents shares held by Dr. Huff's wife, as to which Dr. Huff disclaims beneficial ownership.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based solely upon a review of Forms 5 furnished to the Company with respect to its most recent fiscal year, the Company has determined that reports required pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, were not filed on a timely basis. The Company believes that Forms 4 for Ronald
G. Harper, Roger A. Finn, and Mark R. Davis were filed late. The late filings encompassed one Form 4 for Mr. Harper covering two transactions, two Forms 4 for Mr. Finn covering two transactions, and two Forms 4 for Mr. Davis covering three transactions. The Forms 5 for such individuals were filed at year end and reflected all information which was required to be filed as to such individuals.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table summarizes the compensation paid over the last three completed fiscal years to the Company's CEO and the other executive officers of the Company who received compensation of $100,000 or more during the fiscal year ended September 30, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                              LONG TERM COMPENSATION
                                                                         --------------------------------
                                                                                AWARDS
                                                            OTHER        ---------------------    PAYOUTS     ALL OTHER
                             ANNUAL COMPENSATION            ANNUAL       RESTRICTED               -------       ANNUAL
       NAME AND         -----------------------------    COMPENSATION      STOCK       OPTIONS/    LTIP      COMPENSATION
  PRINCIPAL POSITION    YEAR    SALARY($)    BONUS($)       ($)(1)        AWARD(S)     SARS(#)    PAYOUTS       ($)(2)
----------------------  ----    ---------    --------    ------------    ----------    -------    -------    ------------
Ronald G. Harper......  1996     196,961          --         8,242             --          --         --         8,085
  Chairman of the       1995     181,456       5,599         8,232             --          --         --         8,128
  Board, President      1994     155,402       6,994        34,285             --          --         --         8,754
  and Chief
  Executive Officer
Roger A. Finn.........  1996     106,109       1,023         4,500             --          --         --         3,980
  Vice President and    1995     101,013       4,092         6,000             --       6,000         --         4,006
  Chief Operating       1994     102,674       4,620         6,000             --          --         --         3,817
  Officer
Jyo Umezawa...........  1996     100,122       3,690            --             --          --         --         3,237
  Vice President        1995     100,022       4,701            --             --       7,000         --         3,155
  Pacific Rim           1994      93,970       6,354            --             --          --         --         3,476
Mark R. Davis.........  1996     100,122       3,690            --             --          --         --         3,772
  Vice President        1995     100,022       3,300            --             --       5,400         --         3,599
  Europe/Africa         1994      92,236       3,084            --             --       5,000         --         1,575
Bryan D. Porto........  1996     100,122       3,690            --             --          --         --           672
  Vice President        1995     100,022       4,000            --             --       5,400         --           624
  Americas              1994      92,809       3,480            --             --       8,000         --           612

---------------

(1) Represents automobile allowances paid to or on behalf of the named executive officers.

(2) The components of "All Other Compensation" for the fiscal years ended September 30, 1996, 1995, and 1994 include (a) Company matching contributions to the Company's 401(k) defined contribution plan (Mr.
    Harper -- $3,278, $3,865 and $4,497, Mr. Finn -- $3,183, $3,244 and $3,182,
    Mr. Umezawa -- $2,565, $2,531 and $2,864, Mr. Davis -- $3,100, $2,975 and
    $976, respectively), (b) supplemental life insurance premiums paid by the Company (Mr. Harper -- $4,807, $4,263 and $4,257, Mr. Finn -- $797, $762 and
    $635, Mr. Umezawa -- $672, $624 and $612, Mr. Davis -- $672, $624 and $599
    and Mr. Porto -- $672, $624 and $612, respectively).

OPTION/SAR GRANTS TABLE

     The following table sets forth certain information with respect to stock options (whether or not in tandem with stock appreciation rights) and freestanding stock appreciation rights (SAR) granted to the named executive officers during the last completed fiscal year.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                              POTENTIAL
                                                                                             REALIZABLE
                                                       INDIVIDUAL GRANTS                      VALUE AT
                                                    -----------------------                    ASSUMED
                                                     % OF TOTAL                            ANNUAL RATES OF
                                                    OPTIONS/SARS                             STOCK PRICE
                                         OPTIONS/    GRANTED TO    EXERCISE                 APPRECIATION
                                           SARS      EMPLOYEES     OR BASE                 FOR OPTION TERM
                                         GRANTED         IN         PRICE     EXPIRATION   ---------------
                 NAME                      (#)      FISCAL YEAR     ($/SH)       DATE      5%($)    10%($)
                ------                   --------   ------------   --------   ----------   ------   ------
Roger A. Finn..........................   15,000         10%        $ 5.38      12-19-00   22,275   49,222
Mark R. Davis..........................   10,000          7%        $ 5.38      12-19-00   14,850   32,815
Bryan D. Porto.........................   13,500          9%        $ 5.38      12-19-00   20,048   44,300
Jyo Umezawa............................   15,000         10%        $ 5.38      12-19-00   22,275   49,222
James C. Auten.........................    7,500          5%        $ 5.38      12-19-00   11,138   24,611
Lance B. Taylor........................    3,100          2%        $ 5.38      12-19-00    4,604   10,173

OPTIONS EXERCISED TABLE

     The following table sets forth information concerning each exercise of stock options by the named executive officers during the last completed fiscal year.

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY END OPTION VALUES

                     (a)                           (b)           (c)             (d)             (e)
---------------------------------------------  -----------   ------------   -------------   -------------
                                                                              NUMBER OF
                                                                             SECURITIES       VALUE OF
                                                                             UNDERLYING      UNEXERCISED
                                                                             UNEXERCISED    IN-THE-MONEY
                                                                             OPTIONS AT      OPTIONS AT
                                                 SHARES                       FY END(#)       FY END($)
                                               ACQUIRED ON      VALUE       EXERCISABLE/    EXERCISABLE/
                    NAME                       EXERCISE(#)   REALIZED($)    UNEXERCISABLE   UNEXERCISABLE
                   ------                     ------------   ------------   -------------   -------------
Mark R. Davis................................     3,334          5,418       6,800/18,600         --
Lance B. Taylor..............................     4,233          5,250       1,000/ 9,000         --

EMPLOYMENT CONTRACTS AND SEVERANCE ARRANGEMENTS

     The Company maintains a severance policy applicable to all full-time regular employees with at least one year of fulltime service. Eligible employees are those who are terminated as the result of (1) a reduction of the Company's work force, (2) elimination of a job or position, (3) inability to satisfactorily perform required responsibilities, or (4) relocation of applicable Company facilities. The amount of severance paid is based upon the employee's base salary and length of service, and includes payment for vested but unused vacations and pro rated automobile allowances, if applicable. The only named executive officer who would receive aggregate severance in excess of $100,000 under the current policy is Mr. Ronald G. Harper. Mr. Harper's aggregate severance would be approximately $116,000 at September 30, 1996.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors (the "Committee") was composed of Ronald G. Harper, President and Chief Executive Officer of the Company, and independent outside directors, John C. Bumgarner, Jr., Joseph C. McNay and Dr. David L. Huff. This Committee is responsible for overseeing and administering the Company's executive compensation program described below.

  Compensation Policy

     The executive compensation program of the Company is reviewed and approved annually by the Committee and is designed to serve the interest of the Company and its stockholders by aligning executive compensation with stockholder objectives and to encourage and reward management initiatives and good performance. Specifically, the executive compensation program seeks to:

          (i) implement compensation practices which allow the Company to attract and retain highly qualified executives and maintain a competitive position in the executive marketplace with employers of comparable size and in similar lines of business;

          (ii) enhance the compensation potential of executives who are in the best position to contribute to the development and success of the Company by providing the flexibility to compensate individual performance; and

          (iii) directly align the interest of executives with the long-term interest of stockholders through compensation opportunities in the form of Common Stock ownership.

     These objectives are met through a program comprised of base salary and annual cash or stock incentive awards, which are tied to operating performance, and long-term incentive opportunities primarily in the form of incentive stock options.

     Salary. The Committee considers annual salary adjustments for the Company's executive officers, including those named in the Summary Compensation Table. Salary adjustments are designed to reflect internal comparability, organizational considerations and competitive data provided by outside surveys. As a general rule, salary ranges are targeted toward the median of survey results.

     Incentive Awards. Executives are eligible for cash awards annually based upon financial and nonfinancial results relative to pre-established performance targets and objectives.

     Stock Options. The Company's 1988 Stock Option Plan, approved by the stockholders in 1989, permits the Committee to grant incentive or nonstatutory stock options to executive officers. The plan provides for stock option awards giving executives the right to purchase Common Stock over a five-year period at the fair market value per share as of the date the option is granted. Options generally become exercisable in three equal annual installments beginning one year after grant. Neither Mr. Harper nor any other member of the Board of Directors are eligible to participate in the stock option plan.

  Chief Executive Officer Compensation

     Mr. Harper's overall compensation package has increased by approximately 27% during the three years ended September 30, 1996 in recognition of the Company's progress. Mr. Harper received annual incentive awards as set forth in the Summary Compensation Table. In determining the amount of annual incentive awards, the Committee took into consideration the Company's operating results in an environment affected by adverse economic conditions, the increased quality of core assets as a result of the Company's emphasis on its core client industry (retail petroleum), and Mr. Harper's increased personal attention to revitalization of certain significant client relationships and introduction of new products.

     The Board of Directors did not reject or modify any compensation recommendation of the Compensation Committee.

           The Compensation Committee
           John C. Bumgarner, Jr.
           Ronald G. Harper
           Dr. David L. Huff
           Joseph C. McNay

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Ronald G. Harper, Chief Executive Officer of the Company, is the only member of the Compensation Committee who is also an employee or officer of the Company. In addition, Mr. Harper is a party to certain relationships and transactions with the Company which are described below.

     In 1993 and 1994, the Company entered into leases of computer equipment and related software from Ronald G. Harper or certain members of his family. The original cost of the equipment subject to lease was approximately $118,000. The lease agreements provided for quarterly rental payments by the Company of approximately $16,000. The transactions carry an inherent interest rate of 8.5% per annum. The Company's lease obligation to the indicated parties expired December 31, 1995.

     The Company entered into a number of agreements on or about September 29, 1993 with certain of its directors, executive officers and Significant Stockholders, including Ronald G. Harper, John C. Bumgarner, Jr., and Joseph C. McNay, in connection with a recapitalization transaction (See "Beneficial Ownership of Selling Stockholders"). Among other undertakings, the Company agreed that upon the request of the Significant Stockholders owning a specified percentage of shares of Common Stock, on one additional occasion (one such registration request having been satisfied by this Prospectus), the Company will register under the 1933 Act and applicable state securities laws, the sale of the Common Stock owned by the Significant Stockholders. The Company's obligation is subject to certain limitations regarding the timing of registrations and other matters. The Company is also obligated to offer, on up to two occasions, to the Significant Stockholders the opportunity to include shares of Common Stock owned by them in certain registration statements filed by the Company. In addition, the Company has agreed to indemnify the Significant Stockholders against securities law liabilities arising in connection with such offerings, other than liabilities arising as a result of information furnished to the Company by the Significant Stockholders participating in the registration. The Company is obligated to pay all expenses incident to such registration, except underwriting discounts and commissions allocable to the sale of shares by the Significant Stockholders. All of the obligations to Significant Stockholders expire September 29, 1998.

DIRECTORS' COMPENSATION

     Members of the Board of Directors who are employees of the Company receive no additional compensation as a result of their service as directors. Directors who are not employees of the Company are compensated at the rate of $1,500 for each board meeting attended and are reimbursed for any out-of-pocket expenses incurred in attending meetings.

PERFORMANCE GRAPH

     The following graph sets forth the yearly percentage change in the cumulative total shareholder return on the Company's Common Stock during the preceding five fiscal years ended September 30, 1996 compared with the cumulative total returns of the NASDAQ Stock Market -- U.S. index and an industry peer group. The comparison assumes $100 was invested on September 30, 1991 in the Company's Common Stock and in each of the foregoing indices and assumes reinvestment of dividends.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN

              AMONG MPSI SYSTEMS INC., THE NASDAQ STOCK MARKET-US
                             INDEX AND A PEER GROUP


                                   [GRAPH]

      MEASUREMENT PERIOD                                         NASDAQ STOCK
    (FISCAL YEAR COVERED)            MPSI         PEER GROUP      MARKET-US
9/91                                       100             100             100
9/92                                        18             121             112
9/93                                        41             147             147
9/94                                       182             142             148
9/95                                       545             164             204
9/96                                        70             187             242

     For comparative purposes, the Company has identified a peer group including companies who are competitors or who are known to provide services similar to those provided by the Company. The peer group companies are CACI International Incorporated, Information Resources Incorporated, MARC Incorporated, Equifax Incorporated, Dun & Bradstreet, Acxiom Corporation, Market Facts Incorporated, SEI Corporation, and Fair Issac & Company.

                              CERTAIN TRANSACTIONS

     The Company entered into a number of agreements on or about September 29, 1993 with certain of its directors, executive officers and Significant Stockholders, including Ronald G. Harper, John C. Bumgarner, Jr., Joseph C. McNey, Dr. David L. Huff, Bank of Oklahoma, N.A., the Robertson Stephens Orphan Fund, and Sanford Orkin in connection with a recapitalization transaction (See "Beneficial Ownership of Selling Stockholders"). Among other undertakings, the Company agreed that upon the request of the Significant Stockholders owning a specified percentage of shares of Common Stock, on one additional occasion (one such registration request having been satisfied by this Prospectus), the Company will register under the 1933 Act and applicable state securities laws, the sale of the Common Stock owned by the Significant Stockholders. The Company's obligation is subject to certain limitations regarding the timing of registrations and other matters. The Company is also obligated to offer, on up to two occasions, to the Significant Stockholders the opportunity to include shares of Common Stock owned by them in certain registration statements filed by the Company. In addition, the Company has agreed to indemnify the Significant Stockholders against securities law liabilities arising in connection with such offerings, other than liabilities arising as a result of information furnished to the Company by the Significant Stockholders participating in the registration. The Company is obligated to pay all expenses incident to such registration, except underwriting discounts and commissions allocable to the sale of shares by the Significant Stockholders. All of the obligations to Significant Stockholders set forth above expire September 29, 1998.

     The Company believes that the terms of the above described transactions were competitive and no less beneficial to the Company than would have been made available by unaffiliated parties. The Board of Directors of the Company has a policy that the Company not enter into any related party transactions unless approved by a majority of the Company's independent directors based upon independent evidence of fair value.

                                INDEMNIFICATION

     The Company has included in its Certificate of Incorporation and Bylaws provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty (provided that such provision does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law (the "Law"), or for any transaction from which the director derived an improper personal benefit) and (ii) indemnify its directors and officers to the fullest extent permitted by Section 145 of the Law, including circumstances in which indemnification is otherwise discretionary. MPSI has also entered into separate indemnification agreements with certain of its directors and executive officers which, among other terms and provisions, (i) provide the individuals a contractual right of indemnity, as opposed to reliance upon statutes or the Company's governing instruments, (ii) express the Company's intention to maintain liability insurance, and (iii) specify procedures for indemnity claims. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

     As discussed in "Certain Transactions," the Company entered into an agreement with the Significant Stockholders according them certain rights to require the Company make their shares of Common Stock freely tradeable by registration with the Commission. As a part of such agreements, the Company and the Significant Stockholders entered into reciprocal indemnity arrangements providing for indemnity against securities law liabilities arising in connection with this offering and other offerings pursuant to which such rights are exercised, other than liabilities arising as a result of information furnished by the party seeking indemnity.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Company pursuant to the Law, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the question has already been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by its counsel, Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C., Tulsa, Oklahoma. Members of such firm participating as Selling Stockholders hereunder include Thomas D. Gable, Thomas F. Golden and Michael D. Cooke.

                                    EXPERTS

     The consolidated financial statements and schedules of MPSI Systems Inc., at September 30, 1996 and 1995, and for each of the three years in the period ended September 30, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                     PAGE NO.
                                                                                     --------
Report of Independent Auditors......................................................   F-2
Consolidated Statements of Operations for the Years Ended September 30, 1996, 1995
  and 1994..........................................................................   F-3
Consolidated Balance Sheets at September 30, 1996 and 1995..........................   F-4
Consolidated Statements of Cash Flow for the Years Ended September 30, 1996, 1995
  and 1994..........................................................................   F-5
Consolidated Statements of Stockholders' Equity for the Years Ended September 30,
  1996, 1995 and 1994...............................................................   F-6
Notes to Consolidated Financial Statements..........................................   F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
MPSI Systems Inc.

     We have audited the accompanying consolidated balance sheets of MPSI Systems Inc. and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flow for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MPSI Systems Inc. and subsidiaries at September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Tulsa, Oklahoma
November 19, 1996

                       MPSI SYSTEMS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEAR ENDED SEPTEMBER 30,
                                                      -------------------------------------------
                                                         1996            1995            1994
                                                      -----------     -----------     -----------
Revenues:
  Information services and software maintenance...... $21,354,000     $22,348,000     $17,593,000
  Software licensing.................................     391,000       1,089,000       2,279,000
                                                      -----------     -----------     -----------
     Total revenues..................................  21,745,000      23,437,000      19,872,000
                                                      -----------     -----------     -----------
Cost of sales:
  Information services and software maintenance......  10,406,000      10,100,000       7,368,000
  Software licensing (Note 5)........................     608,000         332,000         246,000
                                                      -----------     -----------     -----------
     Total cost of sales.............................  11,014,000      10,432,000       7,614,000
                                                      -----------     -----------     -----------
     Gross profit....................................  10,731,000      13,005,000      12,258,000
Operating expenses:
  General and administrative.........................   3,005,000       2,571,000       2,388,000
  Marketing and client services......................   6,928,000       6,993,000       5,578,000
  Research and development...........................   1,382,000       1,794,000       2,331,000
                                                      -----------     -----------     -----------
     Total operating expenses........................  11,315,000      11,358,000      10,297,000
                                                      -----------     -----------     -----------
     Operating income (loss).........................    (584,000)      1,647,000       1,961,000
Other income (expense):
  Interest income....................................     204,000         195,000         205,000
  Interest expense...................................     (17,000)        (12,000)        (16,000)
  Gain on foreign exchange...........................     146,000         638,000           8,000
  Other, net.........................................      (1,000)         15,000          92,000
                                                      -----------     -----------     -----------
  Income (loss) from continuing operations before
     income taxes....................................    (252,000)      2,483,000       2,250,000
Income taxes.........................................    (371,000)       (454,000)       (294,000)
                                                      -----------     -----------     -----------
Income (loss) from continuing operations.............    (623,000)      2,029,000       1,956,000
Discontinued operations (Note 2):
  Operating loss of RSI before disposition...........          --              --        (431,000)
  Loss on RSI disposition............................          --              --         (51,000)
                                                      -----------     -----------     -----------
Net income (loss).................................... $  (623,000)    $ 2,029,000     $ 1,474,000
                                                      ===========     ===========     ===========
Per share (Note 1):
  Income (loss) per common and common equivalent
     share:
     Continuing operations........................... $      (.23)    $       .72     $       .71
     Discontinued operations......................... $        --     $        --     $      (.18)
     Net income (loss)............................... $      (.23)    $       .72     $       .53

          See accompanying notes to consolidated financial statements.

                       MPSI SYSTEMS INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                           SEPTEMBER 30,
                                                                    ---------------------------
                                                                       1996            1995
                                                                    -----------     -----------
Current assets:
  Cash and cash equivalents........................................ $   951,000     $ 1,270,000
  Short-term investments, at cost..................................      49,000          41,000
  Receivables (Note 3):
     Trade.........................................................   3,413,000       4,522,000
     Current portion of long-term receivables, net of unamortized
      discount.....................................................   1,177,000       1,893,000
  Work in process inventory........................................     361,000         304,000
  Prepayments......................................................     174,000         175,000
                                                                    -----------     -----------
     Total current assets..........................................   6,125,000       8,205,000
Long-term receivables, net of unamortized discount (Note 3)........   1,779,000       2,421,000
Property and equipment, net (Note 4)...............................   1,325,000       1,191,000
Software products, net (Note 5)....................................     843,000         673,000
Other assets.......................................................     247,000         434,000
                                                                    -----------     -----------
     Total assets.................................................. $10,319,000     $12,924,000
                                                                    ===========     ===========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................................. $ 1,241,000     $   905,000
  Accrued liabilities (Notes 6 and 8)..............................   1,214,000       1,738,000
  Deferred revenue.................................................   2,280,000       3,614,000
                                                                    -----------     -----------
     Total current liabilities.....................................   4,735,000       6,257,000
Noncurrent deferred revenue........................................   1,342,000       1,961,000
Other noncurrent liabilities.......................................     177,000         220,000
                                                                    -----------     -----------
          Total liabilities........................................   6,254,000       8,438,000
                                                                    -----------     -----------
Commitments and contingencies (Note 9).............................          --              --
Stockholders' equity (Note 8):
  Preferred Stock, $.10 par value, 1,000,000 shares authorized,
     none issued or outstanding....................................          --              --
  Common Stock, $.05 par value, 20,000,000 shares authorized,
     2,794,000 and 2,733,000 shares issued and outstanding at
     September 30, 1996 and 1995, respectively.....................     140,000         137,000
  Junior Common Stock, $.05 par value, 500,000 shares authorized,
     none issued or outstanding....................................          --              --
  Additional paid-in capital.......................................  12,934,000      12,751,000
  Deficit..........................................................  (9,963,000)     (9,340,000)
  Foreign currency translation adjustment..........................     954,000         938,000
                                                                    -----------     -----------
          Total stockholders' equity...............................   4,065,000       4,486,000
                                                                    -----------     -----------
          Total liabilities and stockholders' equity............... $10,319,000     $12,924,000
                                                                    ===========     ===========

          See accompanying notes to consolidated financial statements.

                       MPSI SYSTEMS INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CASH FLOW (SEE ALSO NOTE 10)

                                                                 YEAR ENDED SEPTEMBER 30,
                                                         ----------------------------------------
                                                            1996           1995           1994
                                                         -----------    -----------    ----------
Income (loss) from continuing operations...............  $  (623,000)   $ 2,029,000    $1,956,000
Adjustments to reconcile income (loss) from continuing
  operations to cash provided by continuing operations:
  Depreciation and amortization of property and
     equipment.........................................      450,000        405,000       406,000
  Amortization of software products....................      592,000        294,000       246,000
  Deferred income taxes................................           --             --        26,000
  Loss (gain) on sale of assets........................        5,000          7,000        (1,000)
  Write off of capitalized software development
     costs.............................................           --         30,000            --
Changes in assets and liabilities:
  Decrease (increase) in assets:
     Receivables.......................................    1,970,000     (2,436,000)     (715,000)
     Inventories.......................................      (57,000)       228,000      (254,000)
     Prepayments.......................................      189,000        138,000       191,000
  Increase (decrease) in liabilities:
     Trade payables and accruals.......................      388,000       (214,000)     (699,000)
     Taxes payable.....................................     (438,000)       234,000       (24,000)
     Deferred revenue..................................   (1,501,000)       924,000       440,000
                                                         -----------    -----------    ----------
          Net cash provided by continuing operations...      975,000      1,639,000     1,572,000
                                                         -----------    -----------    ----------
Loss from discontinued operations......................           --             --      (482,000)
Adjustments to reconcile loss from discontinued
  operations to cash used by discontinued operations:
  Provision for loss on receivables in excess of
     write-offs........................................           --             --         2,000
  Loss on sale of assets...............................           --             --        51,000
  Provision for income taxes...........................           --             --       (10,000)
  Depreciation and amortization........................           --             --        27,000
                                                         -----------    -----------    ----------
          Net cash used by discontinued operations.....           --             --      (412,000)
                                                         -----------    -----------    ----------
          Net cash provided by operating activities....      975,000      1,639,000     1,160,000
                                                         -----------    -----------    ----------
Cash flows from investing activities:
  Increase in short-term investment....................           --             --       (28,000)
  Purchase equipment...................................     (601,000)      (634,000)     (388,000)
  Software development.................................     (762,000)      (396,000)     (590,000)
  Proceeds from disposition of assets..................       16,000         16,000         7,000
  Proceeds from sale of discontinued RSI unit..........           --             --        70,000
  Net investment activities of discontinued
     operations........................................           --             --       (11,000)
                                                         -----------    -----------    ----------
          Net cash used by investing activities........   (1,347,000)    (1,014,000)     (940,000)
                                                         -----------    -----------    ----------
Cash flows from financing activities:
  Proceeds from exercised stock options................       53,000         10,000            --
                                                         -----------    -----------    ----------
          Net cash provided by financing activities....       53,000         10,000            --
                                                         -----------    -----------    ----------
Increase (decrease) in cash and cash equivalents.......     (319,000)       635,000       220,000
Cash and cash equivalents at beginning of period.......    1,270,000        635,000       415,000
                                                         -----------    -----------    ----------
Cash and cash equivalents at end of period.............  $   951,000    $ 1,270,000    $  635,000
                                                         ===========    ===========    ==========

          See accompanying notes to consolidated financial statements.

                       MPSI SYSTEMS INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FISCAL YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

                                        COMMON STOCK                                      FOREIGN
                                    --------------------   ADDITIONAL                    CURRENCY
                                                CARRYING     PAID-IN                    TRANSLATION   STOCKHOLDERS'
                                     SHARES      VALUE       CAPITAL       DEFICIT      ADJUSTMENT       EQUITY
                                    ---------   --------   -----------   ------------   -----------   -------------
Balance, September 30, 1993.......  2,705,000   $135,000   $12,636,000   $(12,843,000)  $ 1,006,000    $   934,000
  Net income......................         --         --            --      1,474,000            --      1,474,000
  Stock issued to 401(k) Plan.....     23,000      1,000       106,000             --            --        107,000
  Translation adjustment..........         --         --            --             --       (32,000)       (32,000)
                                    ---------   --------   -----------   ------------   -----------    -----------
Balance, September 30, 1994.......  2,728,000    136,000    12,742,000    (11,369,000)      974,000      2,483,000
  Net income......................         --         --            --      2,029,000            --      2,029,000
  Stock options exercised.........      5,000      1,000         9,000             --            --         10,000
  Translation adjustment..........         --         --            --             --       (36,000)       (36,000)
                                    ---------   --------   -----------   ------------   -----------    -----------
Balance, September 30, 1995.......  2,733,000    137,000    12,751,000     (9,340,000)      938,000      4,486,000
  Net loss........................         --         --            --       (623,000)           --       (623,000)
  Stock options exercised.........     20,000      1,000        52,000             --            --         53,000
  Stock issued to 401(k) Plan.....     41,000      2,000       131,000             --            --        133,000
  Translation adjustment..........         --         --            --             --        16,000         16,000
                                    ---------   --------   -----------   ------------   -----------    -----------
Balance, September 30, 1996.......  2,794,000   $140,000   $12,934,000   $ (9,963,000)  $   954,000    $ 4,065,000
                                    =========   ========   ===========   ============   ===========    ===========

          See accompanying notes to consolidated financial statements.

                       MPSI SYSTEMS INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Nature of Operations: MPSI Systems Inc. is a United States-based multinational corporation whose principal line of business is providing decision support software, information data bases and consulting services to businesses which have an investment in retail outlet networks. The Company markets its products and services in North America, the Pacific Rim, South America, Europe and South Africa through a direct sales force located in various foreign countries. As discussed more fully in Note 7, over 60% of consolidated revenues are generated from foreign customers, and substantial portions of such revenues are billed in foreign currencies. Most of the Company's business comes from the petroleum industry, including several customers who individually account for a significant portion of consolidated revenues. Services are also provided for clients in the banking, convenience food, quick service restaurant and government postal industries. All software development and substantially all of the information data base preparation is performed at the Company's headquarters facility in Tulsa, Oklahoma.

     Principles of Consolidation: The accompanying consolidated financial statements include the accounts of MPSI Systems Inc. and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

     Revenue Recognition: Revenues and costs related to production of market information data bases are recorded based upon the ratio of costs incurred to total estimated completion costs (percentage-of-completion method). Revenues and costs related to single site studies, mini-market studies and other projects which are completed in a short time period are recognized at completion. Anticipated losses on contracts are charged against earnings at the time such losses are identified.

     The Company's software products are generally licensed to customers through noncancelable software license and maintenance contracts with terms of up to five years. The corresponding long-term receivables and deferred maintenance revenue from these installment contracts are stated at the discounted present value of annual license and maintenance payments to be received over the contract term based upon the prime rate of interest on the effective date of each contract. The present value discount, related to installments due after one year, is amortized to interest income using an accelerated method that equates interest earnings with outstanding receivable balances. Software license revenues, equal to the present value of the aggregate annual license installments, are recognized at the latter of contract execution or software delivery when collection is probable. When it cannot be determined that collection is probable, or if a contract contains cancellation options, software revenues are recognized as the annual installments are billed. At the time revenue is recognized, the Company has no remaining obligations under the software license and maintenance contracts other than providing postcontract customer support services related to the maintenance portion of the contract and performance obligations under any optional and separately priced training or consulting arrangements. Maintenance revenues, equal to the present value of annual installment payments, are recognized ratably over the term of the contracts as the postcontract customer support services are provided and the related costs are incurred and recognized. Optional training and consulting represent service transactions as to which revenues and expense are recognized when the earnings process is substantially complete.

     Statement of Cash Flows: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     Property and Equipment: Property and equipment is stated at cost. Depreciation is provided using the straightline method, over the estimated useful lives of the respective assets, except for leasehold improvements which are amortized over the lesser of the lease term or the economic life of the underlying asset. Since such assets are employed in all facets of the Company's operations, depreciation expense is reflected in cost of sales as well as in each category of operating expenses. The Company charges the cost of repairs and maintenance to expense as incurred and capitalizes the cost of replacements, renewals and betterments. When property or

                       MPSI SYSTEMS INC. AND SUBSIDIARIES
equipment is retired, the cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss on the disposition is reflected in other income (expense).

     Software Products: Cost of software held for resale, which was either purchased with the intent to incorporate the acquired software in MPSI products or developed internally, is presented net of accumulated amortization. The costs of internally developed software include direct labor, materials and overhead, and relate to significant enhancements to existing software or to development of new software products. All costs incurred to establish the technological feasibility of internally developed software are charged to research and development expense as incurred. Royalties, which may become payable because of ongoing proprietary interests related to third-party software imbedded in MPSI products, are charged to cost of sales-software licensing as applicable software sales are recognized.

     The annual amortization of software products is computed on a product-by-product basis and is the greater of the amount determined using (1) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (2) the straight-line method over the remaining economic life of the product. Historically, the straight-line method has resulted in a greater amount of amortization in each accounting period and has, therefore, been the basis for amortization in the current period and in prior periods. Amortization starts when a product is available for general release to customers and is reflected in cost of sales-software licensing.

     In the event that capitalized software development costs are subsequently determined not to be fully recoverable from future operations, the carrying value of such software is reduced to an amount equal to its net realizable value less costs of marketing and distribution. The reduction in carrying value is recorded in cost of sales-software licensing.

     Inventory: Work-in-process is composed of direct labor, costs of gathering demographic data, indirect costs and overhead. Indirect costs and overhead are allocated to each contract based upon the direct labor incurred.

     Income Taxes: The Company applies the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109 which was adopted October 1, 1993 as required. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in the results of operations during the period that includes the enactment date.

     Earnings Per Share: Earnings per share computations are based upon the weighted average number of common shares outstanding during each period, including dilutive common stock equivalents related to unexercised stock options. Earnings per share computations do not give effect to common stock equivalents for any period in which their inclusion would have the effect of increasing the earnings per share amount or decreasing the loss per share amount otherwise computed. The adjusted weighted average shares utilized in determining income (loss) per share were 2,756,000 for fiscal year 1996, 2,802,000 for fiscal year 1995, and 2,766,000 for fiscal year 1994.

     Foreign Currency Translation: Assets and liabilities of the Company's foreign operations, except Brazil, are translated from the foreign operating currency to the U.S. Dollar equivalent for consolidated reporting purposes using the applicable exchange rates at the balance sheet date. Revenues and expenses are translated at average rates for the year. Exchange differences from these translations are included in stockholders' equity. Where amounts denominated in a foreign currency are or are expected to be converted into dollars by remittance or repayment, the realized exchange differences are reflected in the results of operations. Due to high rates of inflation in Brazil, transactions and accounting records are maintained in U.S. Dollar equivalents.

                       MPSI SYSTEMS INC. AND SUBSIDIARIES

     Restructuring Expenses: Expenses associated with corporate restructuring are recognized at the time that the underlying obligations are incurred. Severance costs are accrued in the accounting period during which management, having authority to do so, approves severance plans, provided that (1) the specific individuals or positions to be terminated have been identified and the costs thereof were reasonably quantifiable and probable of occurrence within the succeeding twelve months, and (2) prior to release of the financial statements for the affected period, the affected employees or positions are either terminated or the general terms of the termination plan have been communicated, including the benefits to which terminated employees are entitled or will voluntarily receive. The net present value of remaining lease obligations related to excess space is accrued in full at the time the space is abandoned, net of sublease recoveries which are probable. The costs of other corporate restructuring decisions are accrued at the time the obligations related thereto are incurred and quantifiable.

     New Accounting Pronouncements: In March 1995 the Financial Accounting Standards Board adopted Statement No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," effective for fiscal years beginning after December 15, 1995. Adoption of this new Statement is not expected to have a material effect on the Company's financial position or results of operations.

     In October 1995, the Financial Accounting Standards Board adopted Statement No. 123, "Accounting for Stock Based Compensation," effective for fiscal years beginning after December 15, 1995. FAS 123 provides MPSI the option to continue present methods of accounting for stock-based compensation with additional disclosure of the effects thereof had the accounting policies set forth in the Statement been adopted. MPSI will incorporate the required disclosure in future financial statements issued after the effective date.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

2. DISCONTINUED OPERATIONS:

     On September 1, 1994, the Company's wholly owned subsidiary, RSI, sold all of its noncash assets to an unaffiliated third party, Dakota Worldwide Corporation ("Dakota"). Dakota paid $70,000 cash, assumed trade accounts payable of approximately $97,000, assumed certain lease obligations of approximately $426,000 at the date of sale (although RSI remains contingently liable on such leases in the event Dakota fails to perform) and agreed to pay RSI future royalties equal to 10% of sales generated from RSI's client base through and including August 31, 1997. Dakota acquired trade accounts receivable, furnishings and equipment (with a net book value of $52,000) and work in process inventory. Dakota assumed all performance obligations related to contracts in force with RSI's customers at the sale date.

     Concurrent with this transaction, RSI and MPSI executed an agreement not to compete with Dakota in North America. RSI terminated all of its employees, subject to temporary retention of certain administrative staff, and RSI was responsible for all severance costs related thereto. The Company has completed a winding down of the corporate affairs of RSI and dissolved it effective September 25, 1995.

     Operating results of the discontinued RSI business unit at September 30, 1994 were as follows:

    Revenues................................................... $1,226,000
    Loss before income taxes...................................   (440,000)
    Income tax benefit.........................................      9,000
    Loss from operations.......................................   (431,000)

                       MPSI SYSTEMS INC. AND SUBSIDIARIES

     The loss on disposal of RSI at September 30, 1994 included the following:

    Gain on net assets sold..................................................  $   32,000
    Accrued close-down costs.................................................     (38,000)
    Income tax benefit.......................................................       1,000
    Accrued employee severance...............................................     (46,000)
                                                                               ----------
              Loss on disposal of discontinued operations....................  $  (51,000)
                                                                               ==========

3. RECEIVABLES:

     Trade accounts receivable include unbilled amounts of $1,423,000 at September 30, 1996 and $1,662,000 at September 30, 1995. These amounts represent market study revenues recognized under the percentage-of-completion method in excess of amounts billed and will generally be billable during the succeeding twelve months upon completion of the respective studies.

     Current and noncurrent receivables also include unbilled amounts of $2,987,000 at September 30, 1996 and $4,254,000 at September 30, 1995 (before present value discount and excluding $207,000 and $381,000 which had been billed at September 30, 1996 and 1995, respectively) related to multi-year software license and maintenance agreements. Since these agreements contain annual installment billing provisions, the unbilled receivable balance for some contracts is as much as four years' future annual billings. Of the September 30, 1996 unbilled amounts, $1,086,000 (compared with $1,656,000 at September 30,
1995) will be billed in the succeeding twelve months, and the remainder will be billed thereafter at such future dates as are specified in the respective contracts. The portion of such future billings related to maintenance and support services not yet performed is offset by corresponding amounts in deferred revenue. The current portions of long-term receivables are reduced by unamortized present value discount of $116,000 and $144,000 at September 30, 1996 and 1995, respectively. Noncurrent long-term receivables are presented net of unamortized present value discount in the amount of $122,000 and $177,000 at September 30, 1996 and 1995, respectively. The present value discount is imputed based upon the New York prime rate on the effective date of each agreement. Interest income related to these agreements was $160,000, $171,000, and $196,000 in fiscal years 1996, 1995 and 1994, respectively.

     A significant portion of the Company's business activity is with the major multinational oil companies. At September 30, 1996, 96% ($6,341,000) of the Company's receivables (before present value discounts) were from petroleum clients ($8,556,000 or 93% at September 30, 1995). The receivable portfolio is well diversified geographically which tends to mitigate the potential impact of fluctuations in petroleum activities which may otherwise result if receivables were confined to a particular geographic area. Software license agreements are payable over several years (generally five-year agreements) and are expected to be paid from operating cash flows of the customers. The Company does not require collateral or other security to support these contractual receivables. The carrying value of long-term receivables, net of unearned discount, approximates market value.

                       MPSI SYSTEMS INC. AND SUBSIDIARIES

4. PROPERTY AND EQUIPMENT:

     Property and equipment consists of:

                                                                           SEPTEMBER 30,
                                                     USEFUL LIFE     --------------------------
                                                      IN YEARS          1996            1995
                                                     -----------     -----------     ----------
    Leasehold improvements...........................   Various      $   702,000     $  713,000
    Computer equipment and software..................       4-5        5,955,000      6,243,000
    Office furnishings and equipment.................      3-10        1,637,000      1,655,000
                                                                     -----------     ----------
                                                                       8,294,000      8,611,000
    Accumulated depreciation.........................                 (6,969,000)    (7,420,000)
                                                                     -----------     ----------
              Net property and equipment.............                $ 1,325,000      1,191,000
                                                                     ===========     ==========

     The provision for depreciation was $450,000, $405,000, and $406,000 for the years ended September 30, 1996, 1995 and 1994, respectively. At September 30, 1996, fully depreciated assets with an aggregate original cost of approximately $5,517,000 remain in use.

5. SOFTWARE PRODUCTS:

                                                                       SEPTEMBER 30,
                                                                ---------------------------
                                                                   1996            1995
                                                                -----------     -----------
    Capitalized software development costs..................... $ 3,931,000     $ 3,171,000
    Accumulated amortization...................................  (3,088,000)     (2,498,000
                                                                -----------     -----------
              Net software products............................ $   843,000     $   673,000
                                                                ===========     ===========

     The provision for amortization, reflected in Software Licensing cost of sales, was $592,000, $294,000, and $246,000 for the years ended September 30, 1996, 1995 and 1994, respectively. Based upon current sales forecasts, capitalized software costs are projected to be recoverable. However, these sales forecasts are subject to certain vulnerabilities which could potentially affect the recoverability of those costs.

6. INCOME TAXES:

                                                            YEAR ENDED SEPTEMBER 30,
                                                    ----------------------------------------
                                                      1996           1995            1994
                                                    ---------     -----------     ----------
    Income (loss) from continuing operations before
      income taxes:
      Domestic..................................... $  27,000     $ 3,515,000     $2,977,000
      Foreign......................................  (279,000)     (1,032,000)      (727,000)
                                                    ---------     -----------     ----------
              Total................................ $(252,000)    $ 2,483,000     $2,250,000
                                                    =========     ===========     ==========
    Income taxes (benefits):
      Current:
         Federal................................... $  15,000     $    80,000     $   56,000
         State.....................................   (56,000)        203,000          3,000
         Foreign...................................   412,000         171,000        209,000
                                                    ---------     -----------     ----------
              Current income taxes.................   371,000         454,000        268,000
      Foreign deferred income taxes................        --              --         26,000
                                                    ---------     -----------     ----------
              Provision for total income taxes..... $ 371,000     $   454,000     $  294,000
                                                    =========     ===========     ==========

                       MPSI SYSTEMS INC. AND SUBSIDIARIES

     A reconciliation of the provision for income taxes at the applicable Federal statutory income tax rate to the actual provision for income taxes follows:

                                                              YEAR ENDED SEPTEMBER 30,
                                                        ------------------------------------
                                                          1996        1995          1994
                                                        --------    ---------    -----------
    Expense (benefit) at statutory rate...............  $(88,000)   $ 869,000    $   787,000
    Alternative minimum tax...........................    15,000       80,000         56,000
    Foreign income and taxes, net.....................   295,000     (201,000)       177,000
    Loss carryforwards................................   156,000      418,000        311,000
    Federal loss carryforwards utilized...............        --     (813,000)    (1,069,000)
    State income taxes................................   (36,000)     132,000          2,000
    Other, net........................................    29,000      (31,000)        30,000
                                                        --------    ---------    -----------
      Income taxes....................................  $371,000    $ 454,000    $   294,000
                                                        ========    =========    ===========

     Income taxes of $210,000 were refundable at September 30, 1996 ($352,000 payable at September 30, 1995). The Company does not accrue income taxes on undistributed earnings of certain foreign subsidiaries which are permanently invested. At September 30, 1996 and 1995, the amount of undistributed earnings for which taxes have not been accrued was insignificant.

     In March 1996, the Internal Revenue Service initiated an examination of tax years 1993 through 1995. The Company has not yet received a final report of the results, and believes that the resolution of any items raised will not have a material effect on its financial position.

     At September 30, 1996, the Company has various U.S. tax credits of $633,000 which expire between 1997 and 2001. At September 30, 1996, certain foreign subsidiaries have net operating loss carryforwards of approximately $8,115,000 which may be utilized in future years.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                       SEPTEMBER 30,
                                                                 --------------------------
                                                                    1996            1995
                                                                 -----------     ----------
    Deferred tax liabilities:
      Software revenue.........................................  $   699,000     $  825,000
      Depreciation.............................................       58,000         49,000
      Other....................................................       98,000         98,000
                                                                 -----------     ----------
              Total deferred tax liabilities...................      855,000        972,000
                                                                 -----------     ----------
    Deferred tax assets:
      Accrued liabilities......................................      287,000        245,000
      U.S. and foreign loss carryforwards......................    2,413,000      2,279,000
      U.S. tax credit carryforwards............................      633,000        689,000
                                                                 -----------     ----------
              Total deferred tax assets........................    3,333,000      3,213,000
      Valuation allowance for deferred tax assets..............   (2,576,000)    (2,339,000)
                                                                 -----------     ----------
         Net deferred tax assets...............................      757,000        874,000
                                                                 -----------     ----------
              Net deferred tax liabilities included in Other
                Noncurrent Liabilities.........................  $    98,000     $   98,000
                                                                 ===========     ==========

                       MPSI SYSTEMS INC. AND SUBSIDIARIES

     Utilization of the Company's tax credit and loss carryforwards is dependent on realizing taxable income in the appropriate tax jurisdiction. Deferred tax assets for these carryforwards have been reduced by the valuation allowance to an amount that is more likely than not to be realized.

7. BUSINESS SEGMENT AND REVENUE FROM MAJOR CUSTOMERS:

     The Company operates in one business segment from its principal production facility in the United States supported by satellite production facilities in England and Brazil. Foreign sales offices or representatives are currently maintained in Australia, Brazil, Canada, Japan, Italy, South Africa, South Korea, Shanghai, the United Kingdom and Singapore. The following table sets forth the revenues and other information related to continuing services provided by each of the Company's three production centers.

                                                            YEAR ENDED SEPTEMBER 30,
                                                    -----------------------------------------
                                                       1996           1995           1994
                                                    -----------    -----------    -----------
    Revenues:
    Unaffiliated customers:
      United States...............................  $20,248,000    $21,839,000    $18,045,000
      Europe......................................      780,000      1,369,000      1,428,000
      Brazil......................................      717,000        229,000        399,000
    Between geographic areas(1):
      United States...............................      237,000        300,000        391,000
      Europe......................................      673,000        284,000        384,000
      Asia/Pacific Rim............................    2,228,000      2,222,000      2,033,000
      Brazil......................................      387,000             --             --
    Eliminations..................................   (3,525,000)    (2,806,000)    (2,808,000)
                                                    -----------    -----------    -----------
              Total revenues......................  $21,745,000    $23,437,000    $19,872,000
                                                    ===========    ===========    ===========
    Operating income (loss):
      United States...............................  $   795,000    $ 2,868,000    $ 2,520,000
      Europe......................................     (891,000)      (649,000)      (430,000)
      Brazil......................................     (488,000)      (572,000)      (129,000)
                                                    -----------    -----------    -----------
              Total operating income (loss).......  $  (584,000)   $ 1,647,000    $ 1,961,000
                                                    ===========    ===========    ===========
    Identifiable assets:
      United States...............................  $ 9,276,000    $11,581,000    $ 8,620,000
      Europe......................................      436,000        891,000        860,000
      Brazil......................................      607,000        452,000        254,000
                                                    -----------    -----------    -----------
              Total assets........................  $10,319,000    $12,924,000    $ 9,734,000
                                                    ===========    ===========    ===========
    Export sales from U.S.:
      Canada......................................  $   952,000    $   749,000    $   572,000
      Central America.............................      358,000        154,000        418,000
      South America...............................    1,055,000      1,554,000        790,000
      Europe......................................      521,000        903,000      1,475,000
      Asia/Pacific Rim............................    8,873,000     10,066,000      8,724,000
      Africa......................................      289,000        143,000        137,000
                                                    -----------    -----------    -----------
              Total export sales..................  $12,048,000    $13,569,000    $12,116,000
                                                    ===========    ===========    ===========

                       MPSI SYSTEMS INC. AND SUBSIDIARIES

                                                            YEAR ENDED SEPTEMBER 30,
                                                       1996           1995           1994
                                                    -----------    -----------    -----------
    Consolidated revenues from foreign customers
      by geographic area are as follows:
      Canada and Central America..................  $ 1,310,000    $   903,000    $   991,000
      Singapore, Australia and Japan..............    8,873,000     10,066,000      8,724,000
      Europe and United Kingdom...................    1,172,000      2,271,000      2,903,000
      Africa......................................      418,000        143,000        137,000
      South America...............................    1,772,000      1,783,000      1,189,000
                                                    -----------    -----------    -----------
              Consolidated foreign revenues.......  $13,545,000    $15,166,000    $13,944,000
                                                    ===========    ===========    ===========
    Depreciation and amortization of property and
      equipment:
      United States...............................  $   402,000    $   366,000    $   373,000
      Europe......................................       36,000         24,000         18,000
      Brazil......................................       12,000         15,000         15,000
    Capital expenditures:
      United States...............................  $   563,000    $   565,000    $   374,000
      Europe......................................       20,000         64,000         14,000
      Brazil......................................       18,000          5,000             --

---------------

(1) Sales between geographic areas are made at prices that generally approximate the prices of similar charges to unaffiliated customers.

     Approximately 97% of total revenues from continuing operations were derived from the petroleum industry during the year ended September 30, 1996 (96% and 99% during 1995 and 1994, respectively). Individual customers accounted for MPSI revenues which were in excess of 10% of consolidated revenues in 1996, 1995 or 1994 as follows:

                                                      1996             1995             1994
                                                  -------------    -------------    -------------
                                                  AMOUNT     %     AMOUNT     %     AMOUNT     %
                                                  ------    ---    ------    ---    ------    ---
    Exxon/Esso/Imperial.........................   $6.3      29     $4.4      19     $3.8      19
    Texaco/Caltex...............................   $2.7      12     $1.3       6     $3.0      15
    Shell.......................................   $1.5       7     $2.8      12     $2.1      11
    Amoco.......................................   $2.1      10     $2.5      11     $1.4       7

     Although the Company would be adversely affected if several petroleum industry customers curtailed their longterm usage of MPSI products or in the event of a significant long-term economic downturn in the petroleum industry generally, the Company's petroleum clients are well diversified geographically which reduces the long-term risk attendant with its industry dependence, and MPSI has historically experienced high renewal rates for its software license and maintenance agreements.

8. EMPLOYEE BENEFITS:

     Under an employee stock ownership and investment plan, all qualifying U.S. employees may contribute up to 16% of their annual earnings. Subject to certain limitations, the Company will contribute in cash or Common Stock an amount equal to but not less than 50% or more than 100% of a participant's salary deferral contributions that are not in excess of 6% of the participant's earnings for the year. Contributions may be invested in the Company's Common Stock or in five other equity or fixed-income funds. The Company recorded expense related to its matching contribution of $143,000, $132,000 and $114,000 in fiscal years 1996, 1995 and 1994, respectively. At September 30, 1996 and 1995, the Company had accrued $114,000 and

                       MPSI SYSTEMS INC. AND SUBSIDIARIES

$102,000 of liabilities for matching contributions to the 401(k) plan (which in each case represented the estimated Company match attributable to nine months of participant contributions since the Plan year ends December 31). During fiscal year 1996, the Company liquidated its matching contribution liability for the Plan year ended December 31, 1995 by contributing previously unissued Common Stock at a value of $133,000. During fiscal year 1995, the Company paid a $121,000 cash matching contribution applicable to the Plan year ended December 31, 1994. The matching contribution for Plan year 1996 will be paid during fiscal year 1997.

     The Company has reserved 750,000 shares of Common Stock for issuance of stock options under a 1988 stock option plan covering all employees which expires in 1998. An additional 129,000 shares are potentially issuable if outstanding options under a 1984 stock option plan are exercised. The remaining options under the 1984 plan expire from September 3, 1998 to November 28, 1999, and no further options may be granted under that plan.

     The following table summarizes the status of the plans at September 30, 1996:

                                                                  NO. OF      OPTION PRICE
                                                                  SHARES       PER SHARE
                                                                  -------     ------------
    Outstanding September 30, 1993..............................  109,600     $2.25-$17.50
      Granted...................................................   18,000     $3.00-$ 4.50
      Cancelled.................................................  (15,500)          $ 2.25
                                                                  -------
    Outstanding September 30, 1994..............................  112,100     $2.25-$17.50
      Granted...................................................   68,900           $ 3.00
      Cancelled.................................................   (8,050)    $2.25-$ 8.75
      Exercised.................................................   (4,333)          $ 2.25
                                                                  -------
    Outstanding September 30, 1995..............................  168,617     $2.25-$17.50
      Granted...................................................  139,050     $3.50-$ 5.50
      Cancelled.................................................   (8,884)    $2.25-$17.50
      Exercised.................................................  (19,500)    $2.25-$ 4.50
                                                                  -------
    Outstanding September 30, 1996..............................  279,283     $2.25-$ 8.75
                                                                  =======
    Exercisable September 30, 1996..............................   98,288     $2.25-$ 8.75
                                                                  =======

     The Company accrued $92,000 at September 30, 1996 ($140,000 accrued at September 30, 1995); in connection with incentive award programs for certain employees. The awards were accrued based upon the Company's achievement of certain revenue and operating income objectives and the respective contributions of certain employees to the achievement of those objectives. The various incentive plans specify cash settlement of the accrued liability prior to December 31, 1996.

     At September 30, 1995, the Company had an accrual of approximately $110,000 in connection with discretionary employee performance awards in the form of deferred compensation. Such amount was earned and accrued based on the employee's performance during the year ended September 30, 1994. Under deferred compensation agreements with certain key employees as approved by the Compensation Committee, the Company will pay future cash awards to the specified employees upon the achievement, for thirty consecutive business days, of a $6.00 per share market price for the Company's Common Stock. Such payments could be made at any point after November 29, 1995, assuming stock price and other vesting requirements have been met. Based upon the stock price at September 30, 1996, the amount previously accrued has been reversed.

     At September 30, 1996 and 1995, the Company had accrued $607,000 and $546,000, respectively, related to employee vacations earned but not yet taken.

                       MPSI SYSTEMS INC. AND SUBSIDIARIES

9. COMMITMENTS AND CONTINGENCIES:

     The Company leases other office space and equipment under various agreements, substantially all of which have been accounted for as operating leases. Rental expense, including the leases described above, of $1,040,000 was recorded during the year ended September 30, 1996 ($1,095,000 and $1,265,000 in 1995 and 1994, respectively). Aggregate future rentals under these commitments are as follows: 1997 -- $770,000; 1998 -- $386,000, 1999 -- $40,000 and
2000 -- $7,000.

     During 1994, the Company leased computer equipment from its chairman and members of his family under various agreements which required aggregate quarterly payments of approximately $16,000 which expired in 1995. Approximately $45,000 was paid under such agreements during each of the years ended September 30, 1995 and 1994.

     In connection with the discontinued RSI business unit and sale of its assets as described in Note 2, the Company remains contingently liable until December 31, 1997, for certain lease obligations in the event that the purchaser does not fully perform in accordance with the lease terms. The Company has received no notices of non-performance on these obligations. At September 30, 1996, the aggregate remaining lease obligations assumed by the purchaser was $155,000 related to the office space which RSI occupied prior to the sale. The annual amounts under such lease obligations for which the Company might be liable in the event that Dakota fails to perform are: 1997 -- $124,000 and 1998 -- $31,000.

10. SUPPLEMENTAL CASH FLOW INFORMATION:

     The following information concerning noncash transactions is provided to supplement the Consolidated Statements of Cash Flow.

     In the normal course of business, certain clients exercised contract cancellation options available in their software license agreements in response to economic downturns in their operating regions. As the Company, in accordance with its policy, had not recognized any revenues on such contingent portions of those agreements, the cancellations resulted in noncash reductions of long-term receivables and deferred revenues in the amount of approximately $435,000 during fiscal year 1996 and $65,000 during fiscal year 1995.

     The Company satisfied its 401(k) matching contribution for the Plan year ended December 31, 1995 by subsequently issuing its Common Stock. This transaction resulted in a noncash reduction of accrued liabilities and a corresponding increase in Common Stock and additional paid-in capital of approximately $133,000 in fiscal year 1996.

     The Company paid interest of $17,000 during fiscal year 1996, $12,000 during fiscal year 1995, and $16,000 in fiscal year 1994. Income taxes of $809,000, $220,000, and $295,000 were paid during fiscal years 1996, 1995 and
1994, respectively.

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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    4
Use of Proceeds.......................    7
Plan of Distribution..................    7
Description of Capital Stock..........   10
Business..............................   13
Market Information for MPSI Common
  Stock...............................   22
Selected Financial Data...............   23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   24
Directors and Executive Officers of
  MPSI................................   29
Stock Ownership of Certain Beneficial
  Owners and Management...............   31
Executive Compensation................   32
Certain Transactions..................   37
Indemnification.......................   37
Legal Matters.........................   38
Experts...............................   38
Index to Consolidated Financial
  Statements..........................  F-1

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                                1,580,432 SHARES
                                  COMMON STOCK

                               MPSI SYSTEMS INC.

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                               AMENDED PROSPECTUS
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                                JANUARY 13, 1997

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